
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Access Network Labs Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    March 27, 2018

Physical address of issuer
85 Broad St, Floor 28, New York, NY 10004

Website of issuer
www.acxnetwork.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six percent (6%) commission based on the amount of investments raised in the offering and paid through the disbursement of funds from escrow account in the event of a successful Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Debt Payable by Assets of the issuer that is equal to two percent (2%) of the total number of Debt Payable by Assets sold by the issuer in the Offering in the event of a successful Offering.

Type of security offered
Token DPA, Series S-1 DPAs (Debt Payable by Assets)

Target number of Securities to be offered
100,000 Units of DPA

Price (or method for determining price)
$1.00

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
July 29, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 29, 2018

FORM C

Access Network Labs Inc.



Up to $1,070,000.00 of Debt Payable by Assets (DPAs)

  This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Access Network Labs Inc., a New York corporation (the "Company", "Access Network", as well as references to "we", "us", or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in DPAs (Debt Payable by Assets) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $50.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

  The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

  The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive a fee consisting of six percent (6.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing and two percent (2.0%) of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount	$50.00	$3.00	$47.00
Aggregate Minimum Offering Amount	$100,000.00	$6,000.00	$94,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   OpenDeal Inc. dba "Republic" will additionally receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at acxnetwork.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is May 29, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED

TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect

or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: acxnetwork.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the

information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Access Network Labs Inc. (the "Company" and "Access Network") is a Delaware corporation, formed on March 27, 2018.

The Company is located at 85 Broad St, Floor 28, New York, NY 10004.

The Company's website is www.acxnetwork.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

We are a decentralized network for coordinating decisions around improving financial access. We are currently building and testing the protocols and smart contracts that enable this environment. We are planning to use tokens for the network to coordinate the development of applications, agree on their own pricing terms, and use said tokens to exchange services in said applications.

The Offering

Minimum amount of DPAs (Debt Payable by Assets) being offered	100,000
Total DPAs (Debt Payable by Assets) outstanding after Offering (if minimum amount reached)*	100,000
Maximum amount of DPAs (Debt Payable by Assets)	1,070,000
Total DPAs (Debt Payable by Assets) outstanding after Offering (if maximum amount reached)*	1,070,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$50.00
Offering deadline	July 29, 2018
Use of proceeds	See the description of the use of proceeds on page 40 hereof.
Voting Rights	See the description of the voting rights on page 49 hereof.

*The quantity of DPAs represented is not inclusive of the commission to the Intermediary, which will result in an increase in DPAs issued and outstanding, proportionally.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup Company and our business model currently focuses on innovation rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately one year, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
- Sales and marketing efforts to bring these new product candidates to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition and results of operation.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on March 27, 2018. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks

associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our management team has limited experience financial services and has not managed a business with similar risks and challenges specific to our business.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved financial products and services and thus may be better equipped than us to develop and commercialize financial products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our financial products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or

attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Customers sometimes finance purchases of our products, particularly smartphones in order to use our applications.
Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates have impaired customers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we will collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by backing up our data. The expenses associated with backing up our data could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We initially plan to operate in two (2) countries and may operate in nearly every part of the world.

In 2018, we expect that approximately 100% of our revenue was attributable to activities outside the U.S. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

Our global operations are required to comply with the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with U.S. and foreign export control, trade embargo and customs laws.

If we fail to comply with them, we could suffer civil and criminal sanctions.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

If we are unable to continue to maintain good relationships with our employees and prevent labor organizations from organizing groups of our employees, our operating costs could significantly increase and our operational flexibility could be significantly reduced.

Despite continual organizing attempts by labor unions, all of our U.S. employees have thus far chosen not to unionize. The U.S. Congress has, in the past, considered adopting changes in labor laws, however, that would make it easier for unions to organize units of our employees. Such legislation could expose our customers to local work stoppages in key areas that interrupt the timely flow of shipments of time-sensitive, high-value goods throughout our global network. Such disruptions could threaten our ability to provide competitively priced shipping options and ready access to global markets. There is also the possibility that Congress could pass other labor legislation that could adversely affect our companies, whose employees are governed by the National Labor Relations Act of 1935, as amended.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for our applications or operational roles that must travel and have also resulted in increased safety and security costs for us and the financial services industry generally.

Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks, even if not made directly on the financial services industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the financial services industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other financial services industry risks and also have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Michael Costa who is our sole Director, President, Secretary and CEO, who was appointed upon inception of the Company. The Company intends to enter into employment agreements with Michael Costa although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Michael Costa or any future member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Michael Costa in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to this individual in the event of his death or disability. Therefore, if Michael Costa dies or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Regulatory changes or actions may adversely affect the repayment of the DPAs with Tokens.

As cryptocurrencies have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies (including FinCEN, SEC, CFTC, FINRA, CFPB, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS, and state financial institution regulators) have begun to examine the operations of the cryptocurrency networks, users and exchanges. On-going and future regulatory actions may alter, perhaps to a materially adverse extent, the nature of an investment in the Securities repayable by Tokens.

Many of these agencies, including the SEC, CFPB, FINRA, the Federal Trade Commission ("FTC") and state financial regulatory agencies, including those of Washington, Wisconsin, North Carolina, Nevada, Massachusetts, Michigan, New Hampshire, Alabama, Maryland, Maine, New Mexico, California, Florida and Hawaii, have issued consumer advisories regarding the risks posed by digital currencies.

In March 2013 guidance, FinCEN took the position that any administrator or exchanger of convertible virtual currencies must register with FinCEN as a money transmitter and must comply with the anti-money laundering regulations applicable to money transmitters. FinCEN subsequently issued several interpretive letters clarifying which entities would be considered administrators or exchangers and which would be considered mere "users" not subject to

registration. The requirement that exchangers that do business in the U.S. register with FinCEN and comply with anti-money laundering regulations may increase the cost of buying and selling virtual currencies and therefore may adversely affect their price.

On June 3, 2015, New York State Department of Financial Services ("NYDFS") issued its comprehensive regulatory scheme for digital currency businesses, called the "BitLicense". The BitLicense scheme requires most businesses involved in digital currency transactions in or involving New York, excluding merchants and consumers, to apply for a license from the NYDFS and to comply with anti-money laundering, cyber security, consumer protection, and financial and reporting requirements, among others. Other states have considered similar regimes (for example, a bill in California would have imposed a similar regime, although the bill was shelved), or have required virtual currency businesses to register with their states as money transmitters, which results in virtual currency businesses being subject to requirements similar to those of NYDFS's BitLicense regime. Certain state regulators, such as the Texas Department of Banking and Kansas Office of the State Bank Commissioner, have found that bitcoins do not constitute money, and that mere transmission of bitcoin does not constitute money transmission requiring licensure. The North Carolina Commissioner of Banks has issued guidance providing that North Carolina's money transmission regulations only apply to the transmission of virtual currency and not its use. On June 28, 2014, the Governor of the State of California signed into law a bill that removed state-level prohibitions on the use of alternative forms of currency or value. The bill indirectly authorizes the use of bitcoins as an alternative form of money in the state. The inconsistency in applying money transmitting licensure requirements to certain virtual currency businesses may make it more difficult for virtual currency businesses to provide services, which may affect consumer adoption of virtual currencies and their prices.

To date, the SEC has not asserted regulatory authority over cryptocurrency networks or cryptocurrency trading or ownership and has not expressed the view that all cryptocurrencies should be classified or treated as securities for purposes of U.S. federal securities laws.

The effect of any future regulatory change on cryptocurrencies is impossible to predict, but such change could be substantial and adverse to the Company, the parent company and the Tokens used to repay the Securities.

The Company may be deemed a "money transmitter".
To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, the Company may be required to comply with FinCEN regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses, possibly affecting an investment in the Securities in a material and adverse manner. Additionally, certain states including California, Idaho and New York require Bitcoin businesses to register on the state level as money transmitters.

Current and future legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which Bitcoins are treated for classification and clearing purposes.
In particular, Bitcoins may not be excluded from the definition of "commodity future" or "security" by such future CFTC and SEC rulemaking, respectively. As of the date of this Memorandum, the Company is not aware of any rules that have been proposed to regulate Bitcoins as commodity futures or securities. The Company cannot be certain as to how future regulatory developments

will impact the treatment of Bitcoins under the law. Such additional registrations may result in extraordinary expenses of the Company thereby materially and adversely impacting the Securities.

The lending industry is highly regulated and changes in regulations or in the way regulations are applied to our business could adversely affect our business.

The regulatory environment in which lending institutions operate has become increasingly complex, and following the financial crisis of 2008, supervisory efforts to enact and apply relevant laws, regulations and policies have become more intense. Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to originate or otherwise make additional loans, or for us to collect payments on loans by subjecting us to additional licensing, registration and other regulatory requirements in the future or otherwise. For example, if our loans were determined for any reason not to be commercial loans, we would be subject to many additional requirements, and our fees and interest arrangements could be challenged by regulators or our customers. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate and service loans and perform our obligations to investors and other constituents.

A proceeding relating to one or more allegations or findings of our violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or to acquire additional loans or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation.

Business development corporations are subject to the Investment Company Act of 1940.

The Investment Company Act of 1940, as amended (1940 Act), imposes numerous constraints on the operations of business development corporations (BDC's). For example, BDC's are required to invest at least 70% of their total assets in qualifying assets, primarily securities of "eligible portfolio companies" (as defined under the 1940 Act), cash, cash equivalents, U.S. government securities, and other high quality debt investments that mature in one year or less. Our regulatory requirements may hinder our ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objective. In addition, we rely upon several exemptive orders from the SEC permitting us to consolidate our financial reporting and operate our business as presently conducted. Our failure to satisfy the conditions set forth in those exemptive orders could result in our inability to rely upon such orders or to cause the SEC to revoke the orders which could result in material changes in our financial reporting or the way in which we conduct our business. Furthermore, any failure to comply with the requirements imposed on BDC's by the 1940 Act could have material adverse consequences to us or our investors, including possible enforcement action by the SEC and the possible loss of our ability to qualify as a RIC that is exempt from corporate-level income tax under the Code. If we do not remain a BDC, we might be regulated as a closed-end investment company under the 1940 Act, which would further significantly decrease our operating flexibility.

We are subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act significantly changes federal financial services regulation and affects, among other things, the lending, deposit, investment, trading, and operating activities of financial institutions and their holding companies. The Dodd-Frank Act

requires extensive rulemaking by various regulatory agencies. The Dodd-Frank Act rulemaking process is ongoing and any changes resulting from such process, as well as any other changes in the laws or regulations applicable to us more generally, may negatively impact the profitability of our business activities, require us to change certain of our business practices, materially affect our business model, limit the activities in which we may engage, affect retention of key personnel, require us to raise additional regulatory capital, increase the amount of liquid assets that we hold, otherwise affect our funding profile or expose us to additional costs (including increased compliance costs). Any such changes may also require us to invest significant management attention and resources to make any necessary changes and may adversely affect our ability to conduct our business as previously conducted or our results of operations or financial condition. As such, we cannot predict and may not be able to anticipate all the effects of the Dodd-Frank Act on our financial condition or operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.
We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

The Consumer Financial Protection Bureau or CFPB is a new agency, and there continues to be uncertainty as to how the agency's actions or the actions of any other new agency could impact our business or that of our issuing banks.
The CFPB, which commenced operations in July 2011, has broad authority over the businesses in which we engage. This includes authority to write regulations under federal consumer financial

protection laws, such as the Truth in Lending Act and the Equal Credit Opportunity Act, and to enforce those laws against and examine large financial institutions, such as our issuing banks, for compliance. The CFPB is authorized to prevent "unfair, deceptive or abusive acts or practices" through its regulatory, supervisory and enforcement authority. To assist in its enforcement, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including the loan products we facilitate. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus.

We are subject to the CFPB's jurisdiction, including its enforcement authority, as a financial services technology provider. The CFPB may request reports concerning our organization, business conduct, markets and activities. The CFPB may also conduct on-site examinations of our business on a periodic basis if the CFPB were to determine, through its complaint system, that we were engaging in activities that pose risks to consumers.

There continues to be uncertainty as to how the CFPB's strategies and priorities, including in both its examination and enforcement processes, will impact our businesses and our results of operations going forward. Our compliance costs and litigation exposure could increase materially if the CFPB or other regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted.

Our earnings may decrease because of changes in prevailing interest rates.
Our profitability is directly affected by changes in prevailing interest rates. The following are certain material risks we face related to changes in prevailing interest rates:

- an increase in prevailing interest rates could generate an increase in delinquency, default and foreclosure rates resulting in an increase in both operating expenses and interest expense and could cause a reduction in the value of our assets;

- an increase in prevailing interest rates could adversely affect our loan originations volume because refinancing an existing loan would be less attractive for homeowners and qualifying for a purchase money loan may be more difficult for consumers;

- an increase in prevailing interest rates would increase the cost of servicing our outstanding debt, including our ability to finance servicing advances and loan originations;

- a decrease in prevailing interest rates may increase prepayment speeds causing our servicing fees to decline more rapidly than anticipated and we may record a decrease in the value of our MSRs;

- a decrease in prevailing interest rates may lead to higher compensating interest expense and increased amortization expense as we revise downward our estimate of total expected income as prepayment speeds increase; and a decrease in prevailing interest rates could reduce our earnings from our custodial deposit accounts.

Fluctuations in interest rates could negatively affect transaction volume.
All personal and nearly all small business loans facilitated through our marketplace are issued with fixed interest rates, and education and patient finance loans facilitated by our platform are issued with fixed or variable rates, depending on the type of loan. If interest rates rise, investors who have

already committed capital may lose the opportunity to take advantage of the higher rates. Additionally, potential borrowers could seek to defer loans as they wait for interest rates to settle, and borrowers of variable rate loans through may be subject to increased interest rates. If interest rates decrease after a loan is made, borrowers through our marketplace may prepay their loans to take advantage of the lower rates. Investors through our marketplace would lose the opportunity to collect the above-market interest rate payable on the corresponding loan and may delay or reduce future loan investments. As a result, fluctuations in the interest rate environment may discourage investors and borrowers from participating in our marketplace and may reduce our loan originations, which may adversely affect our business.

Our Tokens rely on the Ethereum protocol, changes to or problems with the underlying Ethereum protocol may have material adverse effects on the value and functionality of the Tokens.

Because the Tokens and the platform will be based on the Ethereum protocol, any malfunction, breakdown or abandonment of the Ethereum protocol may have a material adverse effect on the platform or Tokens. Moreover, advances in cryptography, or technical advances such as the development of quantum computing, could present risks to the Tokens and the platform, including the utility of the Tokens, by rendering ineffective the cryptographic consensus mechanism that underpins the Ethereum protocol.

Negative public opinion could damage our reputation and adversely affect our business.

Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.

General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors and borrowers to participate on our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our marketplace. Adverse economic conditions could also reduce the number of individuals seeking to invest in loans facilitated on our marketplace, reduce the number of qualified borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

Our business depends on our ability to successfully manage our credit risk, and failing to do so may result in high charge-off rates.

Our success depends on our ability to manage our credit risk while attracting new customers with profitable usage patterns. We select our customers, manage their accounts and establish terms and credit limits using proprietary scoring models and other analytical techniques that are designed to set terms and credit limits to appropriately compensate us for the credit risk we accept, while

encouraging customers to use their available credit. The models and approaches we use to manage our credit risk may not accurately predict future charge-offs for various reasons discussed in the preceding risk factor. There can be no assurance that our credit underwriting and risk management strategies will enable us to avoid high charge-off levels or delinquencies, or that our allowance for loan losses will be sufficient to cover actual losses.

Our collection operations may not compete effectively to secure more of customers' diminished cash flow than our competitors. In addition, we may not identify customers who are likely to default on their payment obligations to us and reduce our exposure by closing credit lines and restricting authorizations quickly enough, which could have an adverse effect on our business. Our ability to manage credit risk also may be adversely affected by legal or
 (such as bankruptcy laws and minimum payment regulations) and collection regulations, competitors' actions and consumer behavior, as well as inadequate collections staffing, techniques, models and performance of vendors such as collection agencies.

Our microlending loan book exposes us to credit risk and our allowance for doubtful finance loans receivable may not be sufficient to absorb future write-offs.
Our microlending loan book is currently not deployed. The majority of these finance loans may be made for a period of six months or less and we are in the process of determining and understanding the impairment risk of the book. We have created an allowance for doubtful finance loans receivable related to this book. However, this is a new allowance and management considered factors including the period of the loan outstanding, creditworthiness of the customers and the past payment history and trends of our established lending book. We consider this policy to be appropriate taking into account factors such as historical bad debts, current economic trends and changes in our customer payment patterns. However, additional allowances may be required should the ability of our customers to make payments when due deteriorate in the future. A significant amount of judgment is required to assess the ultimate recoverability of these finance loan receivables, including on-going evaluation of the creditworthiness of each customer.

Our epay and money transfer businesses may be susceptible to fraud and/or credit risks occurring at the retailer and/or consumer level, which could adversely affect our business.
We contract with retailers that accept payment on our behalf, which we then transfer to a trust or other operating account for payment to content providers. In the event a retailer does not transfer to us payments that it receives for prepaid content sales, whether as a result of fraud, insolvency, billing delays or otherwise, we are responsible to the content provider for the cost of the product sold. We can provide no assurance that retailer fraud or insolvency will not increase in the future or that any proceeds we receive under our credit enhancement insurance policies will be adequate to cover losses resulting from retailer fraud, which could have a material adverse effect on our business, financial condition and results of operations.

Hedging instruments often involve counterparty risks and costs.
We may be subject to credit risk with respect to our counterparties to the derivative contracts (whether a clearing corporation in the case of exchange-traded instruments or our hedge counterparty in the case of uncleared over-the-counter instruments) and other instruments entered into directly by us or held by special purpose or structured vehicles in which we invest. Counterparty risk is the risk that the other party in a derivative transaction will not fulfill its contractual obligation. Changes in the credit quality of our counterparties with respect to their derivative transactions may affect the value of those instruments. By entering into derivatives, we assume the risk that these counterparties could experience financial hardships that could call into question their continued ability to perform their obligations. As a result, concentrations of such

derivatives in any one counterparty would subject our funds to an additional degree of risk with respect to defaults by such counterparty.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.

We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Form C, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

We may face competition from other companies that offer smart card technology, other innovative payment technologies and payment processing, which could result in loss of our existing business and adversely impact our ability to successfully market additional products and services.

Our primary competitors in the payment processing market include other independent processors, as well as financial institutions, independent sales organizations, and, potentially card networks. Many of our competitors are companies who are larger than we are and have greater financial and operational resources than we have. These factors may allow them to offer better pricing terms or incentives to customers, which could result in a loss of our potential or current customers or could force us to lower our prices as well. Either of these actions could have a significant effect on our revenues and earnings.

In addition to competition that our system faces from the use of cash, checks, credit and debit cards, existing payment systems and the providers of financial services and low cost bank accounts, there are a number of other products that use smart card technology in connection with a funds transfer system. During the past several years, smart card technology has become increasingly prevalent. We believe that the most competitive product in this marketplace is EMV, a system that is promoted by most of the major card companies such as Visa, MasterCard, JCB and American Express. Also, governments and financial institutions are, to an increasing extent, implementing general-purpose reloadable prepaid cards as a low-cost alternative to provide financial services to the unbanked population. Moreover, while we see the acceptance over time of using a mobile phone to facilitate financial services as an opportunity, there is a risk that other companies will be able to introduce such services to the marketplace successfully and that customers may prefer those services to ours, based on technology, price or other factors.

If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed.

Our payment processors and disbursement partners have experienced service outages or an inability to connect with our processing systems and this may reoccur in the future. If a payment processor experiences a service outage or service interruption that results in our being unable to collect funds from customers, our liquidity could be harmed and we may not meet our capital requirements. We do not directly access the ACH system or payment card networks such as Visa and MasterCard, which systems enable our acceptance of bank account-funded transactions, credit cards and debit cards. As a result, we rely on banks and other payment processors and disbursement partners to process transactions. In the event of service outages in the payment card or ACH networks, or if our payment processors or disbursement partners were unable to access the payment card or ACH networks, our business would be harmed.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We may depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We may depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be

zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We may be subject to indemnity claims for third-party infringement.
Many of our supply agreements require us to indemnify our customers and distributors from third-party infringement claims, and require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us.

We may depend on a variety third party suppliers.
The quality and profitability of our services depend upon effective selection, management and discipline of third party suppliers. Many of our potential third party service providers have incurred significant operating losses and are highly leveraged with debt. Changes in the financial stability, operating capabilities and capacity of asset-based carriers and space allotment made available to us by asset-based carriers could affect us in unpredictable ways, including volatility of pricing, and challenge our ability to achieve profitability.

Our industry supply base experienced increased economic distress due to the sudden and substantial drop in industry sales volumes.
As a result, suppliers are less willing to reduce prices, and some requested direct or indirect price increases as well as new and shorter payment terms. We may have to provide financial assistance to key suppliers to ensure an uninterrupted supply of materials and components. In addition, if suppliers exit certain lines of business or close facilities due to an economic downturn or other reasons, we would experience additional costs associated with transitioning to new suppliers. Each of these factors could have a substantial adverse effect on our financial condition and results of operations.

We rely on single suppliers for component parts.
Many components used in our products are available only from a single supplier and cannot be re-sourced quickly or inexpensively to another supplier due to long lead times, new contractual commitments that may be required by another supplier before ramping up to provide the components or materials, etc. In addition to the general risks described above regarding interruption of supplies, which are exacerbated in the case of single-source suppliers, the exclusive supplier of a key component potentially could exert significant bargaining power over price, quality, warranty claims, or other terms relating to a component.

Demand for and pricing of our products are subject to economic conditions and other factors present in the various markets where the products are sold.
Demand for our products is subject to the level of consumer demand for access to financial services. The level of new application purchases is cyclical, affected by such factors as general economic conditions, interest rates and availability of credit, consumer confidence, and patterns of consumer spending. Consumer preferences also impact the demand for new application purchases. A decrease in demand due to any of these factors would have a negative effect on our business and operations.

International conflicts such as war, terrorist attacks and political uprisings could negatively affect both demand for our services and our cost of doing business.
International conflicts such as the war in the Middle East, political turmoil in the Middle and Far East and the possibility of future terrorist attacks cause significant uncertainty with respect to U.S. and other business and financial markets and may adversely affect our business. These international conflicts also affect the price of oil, which has a significant impact on the financial

health of our commercial customers. Although our financial services business may experience greater demand for its products as a result of increased government defense spending, factors arising (directly or indirectly) from international conflicts or terrorism which may adversely affect our commercial business include reduced aircraft build rates, upgrades, maintenance and spending on discretionary products such as smartphones, as well as increases in the cost of property and aviation products insurance and increased restrictions placed on our insurance policies.

There is currently little to no regulation on crypto currencies and blockchain technology in developing markets, or much of the world, including but not limited to operating a distributed system of micro crypto exchanges.
Several of the network's future applications, whether built by Access Network Labs Inc. or third parties, may not be available for commerce in any or certain jurisdictions.

Risks Related to the Securities

There is no guarantee that the Security will be paid back in Tokens of the issuing company or their parent.
Per the terms of the DPA, if the Company cannot produce or acquire Tokens, the only means to pay back the debt is in cash. As Tokens may be considered securities, there is a substantial risk to there being regulatory risks that prevent the acquisition or distribution of Tokens. While the Company believes any Tokens used to fulfill its debt obligations would be considered non-securities assets, and therefore freely tradeable on the open market, there is a risk that regulators may deem Tokens securities, therefore substantially limiting their liquidity and therefore the Company's ability to fulfill the terms of the DPA with them.

If the Securities are paid back in Tokens, it is unclear whether or not these Tokens will be freely tradable or convertible to fiat currency.
At the moment, there is no definitive regulatory position on whether blockchain Tokens are securities or utility devices. While the Company believes any Tokens used to fulfill its debt obligations would be considered non-securities assets, and therefore freely tradeable on the open market, there is a risk that regulators may deem the Tokens securities, therefore substantially limiting their liquidity.

Current and future legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which Tokens are treated for classification and clearing purposes.
In particular, Tokens may not be excluded from the definition of "commodity future" or "security" by such future CFTC and SEC rulemaking, respectively. As of the date of this Memorandum, the Company is not aware of any rules that have been proposed to regulate Tokens as commodity futures or securities. The Company cannot be certain as to how future regulatory developments will impact the treatment of Tokens under the law. Such additional regulations may result in additional expenses of the Company thereby materially and adversely impacting the Securities and the Tokens. The Company is aware that the SEC has determined that certain Tokens can be considered Securities, meaning the sale, transfer and use of them may be substantially limited and present regulatory risks and burdens to both the Company as well as to any purchaser of Securities that is repaid in Tokens instead of cash.

Regulatory risks associated with the issuer's operation, with the potential treatment of digital assets as securities, and with unforeseen legal restrictions on debt repayments using digital assets is a novel legal construct.

The Offering is an offering of debt securities by a non-investment service company under Regulation Crowdfunding. However, there is a regulatory risk associated with (i) the offering registration and exemption eligibility; (ii) redistribution of any assets that constitute securities; (iii) any activities that are deemed investment activities, investment advisory activities, and/or brokering or dealing activities by the issuer. Operating and legal expenses incurred by the Company to address, challenge and resolve any unfavorable regulatory position may be substantial and may result in the Company's insolvency. Digital tokens and currencies may meet the definition of securities under US securities law depending on specific facts pertaining to the relevant blockchain project and token uses. There is a risk that the Tokens useable to repay the debt obligations under the terms of the Offering constitutes securities, in which case the Company and its affiliates and partners may be restricted or even prohibited from delivering or facilitating the relevant token repayments. Investors should carefully consult regulatory guidelines on cryptocurrencies and crypto investing prior to participating in this offering.

The DPAs (Debt Payable by Assets) will not be freely tradable until one year from the initial purchase date. Although the DPAs (Debt Payable by Assets) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the DPAs (Debt Payable by Assets). Because the DPAs (Debt Payable by Assets) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the DPAs (Debt Payable by Assets) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the DPAs (Debt Payable by Assets) may also adversely affect the price that you might be able to obtain for the DPAs (Debt Payable by Assets) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment.
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a single owner.
Prior to the Offering the Company's current owner owns 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under New York law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election

of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to limit individual investors commitment amount based on the Company's determination of a Purchaser's sophistication.
The Company may prevent Purchasers from committing more than a certain amount to this Offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the Offering based solely on the Company's determination.

Investor is not an owner of the Company and has no decision-making rights or vote.
You are not entitled, as a holder of the Securities, to vote or receive dividends or be deemed the holder of capital stock for any purpose, nor will you have any of the rights of a stockholder or member of the Company, as applicable, or any right to vote for the election of directors or upon any matter submitted to stockholders or members, as applicable, at any meeting thereof, or to give or withhold consent to any Company action or to receive notice of meetings, or to receive subscription rights. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company. Furthermore, you will not have any rights to the profits or intellectual property of the Company, and your only claim to the assets of the company are the rights of payment as set forth in the DPA.

The Securities will be effectively subordinate to any of our debt that is secured.
The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. Currently the company has no other debt outstanding. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not

have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding.

You must provide valid network address and other information for token distribution or forfeit ability to receive tokens.

In the event the Company elects or is required under the terms of the Securities to make a repayment of the Debt Amount (in part or in full) by Tokens, and you fail to provide the Company within fifteen (15) calendar days a network address and other information necessary to facilitate a distribution of digital blockchain tokens, the Company may in its discretion effectuate such repayment in cash and without any interest on such full or partial Debt Amount, without any further obligations. You are responsible for the accuracy of information provided. Providing inaccurate digital key or public address for purposes of token transfer often results in irreversible loss, which nonetheless would constitute satisfaction of the Company's debt repayment obligations.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.

The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.

Upon the occurrence of events constituting a liquidation event or change of control, we will be required to offer to repurchase the Securities. We may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

In the event the Securities are repaid in Tokens, to the extent that future regulatory actions or policies limit the ability to exchange Tokens or utilize them for payments, the demand for Tokens will decrease.

New regulations may make it more difficult to acquire and/or use Tokens. Furthermore, regulatory actions may limit the ability of end-users to convert Tokens into fiat currency (e.g., U.S. Dollars) or use Tokens to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities. Therefore, if the Company pays back the Security in Tokens, instead of cash, this may prove to be an illiquid and potentially worthless repayment method.

In the event the Securities are repaid in Tokens, it may be illegal now, or in the future, to acquire, own, hold, sell or use Tokens in one or more countries.

Although currently Tokens are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use Tokens or to exchange Tokens for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Purchasers, or may adversely affect an investment in the Company.

We may not be able to generate sufficient cash flow to meet our interest payment obligations on the Securities nor repay the principal.

Our ability to generate sufficient cash flow from operations to make scheduled interest payments on the Securities will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. The Company will be in default if it is unable to pay interest or principal when due, which could force us to discontinue our business. If we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to satisfy our interest payments on the Securities would severely negatively impact your investment in the Securities.

In the event the company is unable to generate sufficient cash flow or service interest payments, there is a large risk that the company could default on the debt and be unable to repay it, in either cash or Tokens. Due to the fees associated with this Offering, at its conclusion, assuming it is successful, the Company will already have less assets than necessary to repay the Securities in full in cash.

Investors who are not interested in a cash repayment should make serious considerations regarding their desire to invest in this Security, as Tokens may never be available to you, meaning that a cash return may be your only option.

In the event the Company is unable to acquire Tokens from its parent company, due to the fact that the parent company never issues Tokens, or a regulatory concerns prevents the ultimate sale in distribution of Tokens, the only assets by which the debt instrument utilized in this offering can be paid back with is cash, based on the interest rates described in the agreement. This means, you should only enter this offering if you are willing to accept a return of investment by the company in the cash assets it has.

The United States tax rules applicable to an investment in the Securities and in the event the Security is repaid in Tokens are uncertain and the tax consequences to an investor of an investment in the Securities could differ from the investor's expectations.

The tax rules applicable to the Securities, specifically if the Security is repaid using Tokens instead of cash, are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in the Company's securities. The tax consequences to a Purchaser of the Securities could differ from the Purchaser's expectations. Purchasers should consult their own tax advisors.

No tax opinion.

Neither the Company nor counsel to the Company will render any tax opinion or advice with respect to the offering of the Tokens. Accordingly, each Investor should discuss the tax considerations of an investment in the Tokens as it relates to him or her with his or her own tax advisor.

Investors' ability to redeem the Security we are issuing for cash prior to the maturity date may not provide a full return of capital and may cause the insolvency of the Company.

The Security being offered has features which allow each Investor to redeem it prior to the second anniversary of the issuance date of the Security for partial repayment of approximately seventy-five (75) percent of the net proceeds to the Company (after the payment of Intermediary expenses) from the Investor's Subscription (the "Early Redemption Right"). Investors should be aware that (i) the Company is not obligated to return one-hundred (100) percent of principal in the event that the Investor chooses to exercise his Early Repayment Right; (ii) there can be no guarantee there will be sufficient assets on hand to return funds despite the use of an escrow account to secure approximately seventy-five (75) percent of the net proceeds of this Offering and (iii) in the event that the Company requests a Capital Call that an Investor chooses not to opt out of, the Early Repayment Right will be extinguished.

If a significant number of Investors request such redemptions (which may or may not include you) and the Company does not have the adequate amount of cash on hand, the company will be unable to pay such claims and may be forced to refinance, raise additional capital or become insolvent and seek bankruptcy proceedings, in which case you may lose all of your investment.

We may use some or all of the money loaned to us on short notice, which could make it more difficult for us to repay the loan.
The Company has the right to call for the capital held in escrow between the first and second year anniversary of the closing of the Offering. This may ultimately result in an accelerated loss in your capital, should you choose to not recall your funds held in escrow before the Company's Capital Call comes into effect. If the escrow is released to the Company, this may result in the use of the cash by the Company and the likelihood of your repayment in cash could be greatly reduced.

The terms of this debt instrument may hamper the Company's ability to use cash due to the use of an escrow account which will reduce the free cash available to the Company.
The Security being offered has a feature which requires the Company to retain seventy-five (75) percent of the net proceeds to the Company of this Offering in an escrow account monitored by Republic. As a substantial amount of the monies raised in this Offering will not be useable by the Company, whether as a surety for other debt or for payments, this term may hurt the Company's operations. As Investors have right to request a return of seventy-five (75) percent of the net proceeds to the Company from the Investor's Subscription, the value of this escrow account may decrease over time. The Company will have the ability to request the release of all funds in the escrow account, after the first anniversary of the issuance of this Security but before the second anniversary of said issuance (the "Capital Call"). However, the Investors will have the ability to opt-out of the Capital Call, resulting in the Company receiving either a substantially reduced amount of capital from the escrow account or none at all, possibly leading to the Company's insolvency or the need to raise more funds.

The term of this debt instrument and all the rights to receive Tokens from it, will expire at 3 years.
If the Company is not able to acquire Tokens within 3 years of the issuance of the debt instrument, it will pay investors back with all remaining cash on hand, with interest due pursuant to the terms of the debt agreement. This means, Investor's upside is potentially capped at the rate of return described in the debt agreement. Investors should be willing to accept a hard cap on their possible gain from investment.

If this debt instrument is repaid in Tokens, the price of the Tokens may be set arbitrarily by the Company.

This means that the value of this DPA relative to the cost of Tokens cannot be determined or guaranteed. In the event the DPA is repaid in Tokens, the asset interest rate's value cannot be determined at the time the DPA is issued. You should consult the full terms of the DPA and the Company's offering before determining whether it is appropriate for you.

Investor redemption right may cause the Company to become insolvent, although you may not be seeking or receive redemption of the Securities.
Investors have the right to receive approximately 75% of their respective investments amount in cash within the first 2 years upon request. If a significant number of investors request such redemptions (which may or may not include you) and the Company does not have the adequate amount of cash on hand, the company will be unable to pay such claims and may be forced to refinance, raise additional capital or become insolvent and seek bankruptcy proceedings, in which case you may loose all of your investment.

The Company may use other methods of distribution that might allow other investors to purchase or receive Tokens on better terms than you receive under the DPA or that might dilute the value of the Tokens.
In addition to the DPA Offering, the Company may also distribute the Tokens through the following mechanisms, each of which could result in both a decrease in the value of the Tokens and in certain purchasers and other recipients purchasing them on more advantageous terms:

• Additional Direct Sales. In the event that the Company determines that the Tokens are reasonably treated as non-securities, the Company may sell additional Tokens directly.

• Sale of Additional DPAs. The Company may also issue additional DPAs on better terms than the DPA you are purchasing.

• Mining. Tokens may also be mined in the future by users who engage in building the network blockchain after it is live.

• Sales and Giveaways to Other Employees. The Company anticipates providing the Tokens as a form of bonus or compensation to employees, either for free or for a reduced price.

• Giveaways. To encourage use and development of the network, the Company may provide Tokens as rewards to users of the network for certain activities; the Company may provide Tokens as rewards in circumstances where it believes the Tokens will not be treated as securities.

Some of these sales and distributions may occur at a substantial discount to the amount paid by Investors in the DPAs and/or may result in other terms that are more advantageous to other investors and recipients.

In addition, the Company may sponsor other types of offerings or distributions of Tokens in the future, which may further dilute the value of the Tokens or be offered on more advantageous terms.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

We are a decentralized network for coordinating decisions around improving financial access. We are currently building and testing the protocols and smart contracts that enable this environment. We are planning to use tokens for the network to coordinate the development of applications, agree on their own pricing terms, and use said token to exchange services in said applications.

Business Plan

The Company is committed to bringing the best user experience to its future users through its innovative blockchain ecosystem. The Company's business strategy leverages its unique ability to design and develop its decentralized protocols that enable open application software and services to provide future network users with increasingly improved products and solutions with innovative design, superior ease-of-use and seamless integration. As part of its strategy, the Company continues to expand its platform for the discovery and delivery of third-party digital content and applications. We will allow customers to easily discover, download and install applications. The Company also supports a community for the development of third-party software and hardware products and digital content that complement the Company's offerings.

The Company's Products and/or Services

We are constantly researching and developing new products, which we think might appeal to our network. We currently are building and testing the governance protocols and smart contracts to enable a decentralized network aligned around financial access and are hoping to launch said protocol suite by the end of this year. The proceeds will contribute towards completing the building and testing.

Competition

The Company's primary competitors are Wala; WeTrust; Kora; Dether; Telcoin.

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and product offerings; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; availability of appropriate resources; and global and scale, including level of presence in key emerging markets.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

Intellectual Property

Trademarks
The below descriptions relate to trademark applications filed by Atlas Holdings Group, Inc., the parent company to Atlas Network.

Serial Number	Title	Description	File Date	Grant Date	Country
87775395	(4) STANDARD CHARACTER MARK: "ACCESS NETWORK"	See below.	January 29, 2018	TBD	USA
87776081	(4) STANDARD CHARACTER MARK: "ACX NETWORK"	See below.	January 30, 2018	TBD	USA
87775407	(4) STANDARD CHARACTER MARK: "ACX"	See below.	January 28, 2018	TBD	USA
87775383	(4) STANDARD CHARACTER MARK: "ACCESS COIN"	See below.	January 29, 2018	TBD	USA

Serial Numbers: 87775395, 87776081, 87775407
Goods and Services Description for each Trademark filing:
IC 009. US 021 023 026 036 038. G & S: Computer software, namely, software for the use of a crypto-currency on a global computer network; software to facilitate the use of a blockchain or distributed ledger to execute and record financial transactions, including trades, in connection with the use of a crypto-currency; computer software for developing, deploying, and managing applications, integrating applications, data, and services all for use of a crypto-currency; computer and mobile downloadable software, namely, software for enabling users to access and direct

incentives to vote, govern, interact, transact, and make decisions based on the blockchain technology

IC 036. US 100 101 102. G & S: Financial services, namely, providing a virtual currency for use by members of an on-line community via a global computer network; financial services, namely, providing electronic transfer of a virtual currency for use by members of an on-line community via a global computer network; financial services, namely, electronic funds transfer via electronic communications networks; financial information services; financing of development projects; financial and investment services, namely, asset and investment acquisition, consultation, advisory and development

IC 042. US 100 101. G & S: Providing temporary use of on-line non-downloadable software and applications for use in accessing, reading, tracking, and using blockchain technology; providing on-line non-downloadable computer software for use in blockchain technology; Software as a service (SAAS) services featuring software for clearing, allocation, compliance, recordation and settlement of trading related to bitcoins, cryptocurrency, digital tokens, collateral for derivatives, derivative contracts, virtual currency, and digital currency; platform as a service (PAAS) featuring computer software platform for authenticating, facilitating, matching, processing, clearing, storing, receiving, tracking, transferring, and submitting trade data, exchanging of trading transaction details, and management of the overall trading lifecycle; providing temporary use of on-line non-downloadable software and applications for use in enabling users to access and direct incentives to vote, govern, interact, transact, and make decisions based on the blockchain technology; electronic data storage, namely, providing a blockchain technology-based, distributed database ledger for the storage of public, private or encrypted data, transactions and information

Governmental/Regulatory Approval and Compliance
In the future, we will need people to be able to exchange fiat for our token in various markets. As such, future crypto exchange regulations will be probable and relevant to our liquidity. Any third-party applications made via the Access Network open platform may need to comply with local, state and federal regulations depending on the services offered.

Litigation
The company is not subject to any litigation.

Other
The Company's principal address is 85 Broad St, Floor 28, New York, NY 10004.

The Company conducts business in the state of New York.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$6,000	6.00%	$64,200
Research and Development	20.00%	$20,000	18.69%	$200,000
Future Wages	54.00%	$54,000	56.62%	$605,800
General Working Capital	20.00%	$20,000	18.69%	$200,000
Total	**100.00%**	**$100,000**	**100.00%**	**$1,070,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due at the closing of the campaign. Additionally, the Use of Proceeds chart assumes all funds will be disbursed from the escrow account to the Company, in the event funds are held and later returned to participants, the Company will not use the proceeds of the Offering as outlined above.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Based upon build times and security testing.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Michael Costa

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President, Secretary and CEO; Start Date of 3/27/18

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Management of the company to execute on its vision of decentralizing financial access. Mr. Costa has served as the Co-Chief Executive Officer of Atlas Holdings Group, Inc. for the past three years.

Education
University of Colorado at Boulder, B.A., History, 2008
The George Washington University Law School, J.D., 2012

Licensed Attorney, New York State Bar Association

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Michael Costa

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President, Secretary and CEO; Start Date of 3/27/18

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Management of the company to execute on its vision of decentralizing financial access. Mr. Costa has served as the Co-Chief Executive Officer of Atlas Holdings Group, Inc. for the past three years.

Education
University of Colorado at Boulder, B.A., History, 2008
The George Washington University Law School, J.D., 2012
Licensed Attorney, New York State Bar Association

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees in New York, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

Common Stock
The Company is authorized to issue one thousand (1,000) shares of a single class of capital stock Common Stock (the "Common Stock"), with a par value $0.00001 per share.

The Company has issued the following outstanding Securities:

Upon its inception, on March 27, 2018, the Company issued 1,000 shares of its Common Stock to Access Holdings Group Inc at a price per share of $0.00001 for the aggregate proceeds of $10.00. The shares of Common Stock were fully-vested upon issuance. The Company is a wholly-owned subsidiary of Atlas Holdings Group, Inc.

Debt
The company does not have any outstanding debt.

Valuation
The Securities being sold in this Offering are DPAs that are either repayable or convert into a number of Tokens contingent on future events. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership
Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Atlas Holdings Group, Inc.	100.0%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
We are a pre-revenue company and our primary expenses consist of the following: Technology Research and Development. We do not anticipate generating revenue until twelve (12) months from now.

We are taking steps to launch our protocol onto the Ethereum Mainnet. We have objectives of building a user base for Access Network both of developers and of local users in West Africa. Management will be hiring key leaders to fill out the roles required to execute on development hackathons and marketing to local users.

The Company's current monthly average burn rate is $0.00 per month.

Liquidity and Capital Resources
The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically launching on hackathons and other development needs. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company currently has no cash on hand and relies on its parent company, Atlas Holdings Group, Inc., for all payments.

The Company has the following sources of capital in addition to the proceeds from the Offering:

The Company is in the process of completing a Regulation D, Rule 506(b) exempt offering to sell up to $22.93 million of SAFTs that are redeemable for the Company's tokens at a 30% discount to the public sale price. The final amount of SAFTs sold is subject to adjustment and may change due to the Company accepting additional investment commitments, rejecting investment commitments and/or investors failing to fund their investment commitments.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future aside from hiring program developers to build Access Network dApps and business operations to lead hackathons.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of debt securities ("Securities"). The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 29, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first come, first serve basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Intermediaries investment process. Purchaser funds will be held in escrow with Prime Trust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the closing of the Offering, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering

Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, then a portion of the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Investment commitments are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any Subscription. If the Company rejects all or a portion of any Subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

Tokens will not be available to purchasers of the Securities distributed in this Offering unless the terms of the Security are met.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $50.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of six percent (6%) commission based on the amount of investments raised in the offering and paid through the disbursement of funds from escrow account in the event of a successful Offering.

Stock, Warrants and Other Compensation
The intermediary will receive a number of Debt Payable by Assets of the issuer that is equal to two percent (2%) of the total number of Debt Payable by Assets sold by the issuer in the Offering in the event of a successful Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

The Securities
We request that you please review our organizational documents and form of Security in conjunction with the following summary information. The form of Security is attached hereto as Exhibit D.

Definitions

For purposes of this section the capitalized terms shall be defined as follows:

"**Debt Amount**" means the amount of the loan made by the Investor; the initial purchase price of the DPA.

"**Asset Interest Amount**" means the product of (a) twenty-five percent (25.0%) and (b) the Debt Amount.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) a Change of Control (of the Company or of an Affiliate of the Company which has control of the Company), or (iv) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"**Escrow Debt Amount**" means the product of the seventy-five percent (75.0%) and the sum of all Debt Amounts under all outstanding DPAs net of qualifying Intermediary expenses.

"**Fiat Interest Amount**" means the product of (a) fifteen percent (15.0%) and (b) the Debt Amount.

"**Lender Escrow Amount**" means the product of (a) Escrow Debt Amount, and (b) a fraction with (i) a numerator equal to the Debt Amount and (ii) a denominator equal to (a) the Series Debt Amount less (b) any other Lender's Debt Amount from the Series S-1 Offering previously repaid). For the avoidance of doubt, any payment by the Company to another Lender in the Series S-1 Offering will be considered a full repayment and reduction of said Lender's Debt Amount from the Series Debt Amount.

"**Public Token Offering**" means the opening of the Token Developer's first public sale of its Tokens to be used on an established decentralized blockchain protocol created by the Token Developer or its affiliates. For the avoidance of doubt, a public sale will be considered one in which the existence of the offering is made public and Tokens can be purchased by some or all segments of the general public (e.g., accredited investors or US residents).

"**Tokens**" means digital blockchain tokens issued by Access Network Labs Inc. ("Token Developer") as part of a Public Token Offering. For debt satisfaction under the terms of this DPA,

Tokens shall be valued at the undiscounted price set by the Token Developer for purposes of the Public Token Offering ("Token Valuation").

Interest Payment

The Securities are non-amortizing and the entire principal amount and any applicable interest amounts will be due and payable at maturity, unless otherwise prepaid as described and as per the form of DPA attached hereto as Exhibit D.

The Securities will pay interest at a rate of 0%-25% in assets, including digital tokens, or cash, as per the terms set forth on the form of DPA attached hereto as Exhibit D.

Term

The Securities will mature upon 36 months from the date of issuance. The Securities are prepayable by the Company in the company's discretion (with no prepayment penalties) or upon demand by the Investor.

Escrow Account

Upon the closing of the Offering, 75% of the aggregate net proceeds of the Offering (after deducting for certain of the expenses and fees incurred by the Company or the Intermediary for the benefit of the Company) shall be paid into an escrow account and Company shall grant Intermediary all rights and privileges necessary to manage said escrow account. Intermediary will not spend, transfer, or use the funds in the escrow account for any purpose except in compliance with the terms and conditions of the DPA.

Maturity Repayment

Upon the third (3rd) anniversary of the issuance of the DPA, if the Debt Amount has not been satisfied or terminated, the Company shall pay to the Investor the product of the Debt Amount and the Fiat Interest Amount.

Early Repayment in Cash

Without Interest. At any time before six (6) months from the issuance of the DPA, unless the Company has ownership or control of Tokens in an amount sufficient for early repayment of debt by Tokens in full, the Company may in its discretion satisfy its obligations with respect to the Debt Amount in cash, <u>in full</u>, with no interest or other duties owed to the Investor.

With Interest. At any time after the six (6) months from the issuance of the DPA, unless the Company has ownership or control of Tokens in an amount sufficient for early repayment of debt by Tokens in full, the Company may in its discretion satisfy its obligations with respect to the Debt Amount in cash, <u>in full</u>, by paying to the Investor the product of the Debt Amount and the Fiat Interest Amount.

Early Repayment Right by Investor

At any time before the second (2nd) anniversary of the issuance of the DPA, the Investor may demand, by written notice, an early repayment of the Debt Amount, in which case the Company shall promptly repay the Lender Escrow Amount to the Investor in cash with no interest due thereon, in full satisfaction of its obligations under the DPA. However, if the Company has exercised the right to conduct a Capital Call and the Investor has failed to opt out of the Capital Call, prior to the Investor demanding prepayment, the Investor's right to request such Lender Escrow Amount shall be extinguished.

Capital Call Event

At any time between the one (1) year anniversary but before the second (2nd) anniversary of the issuance of the DPA, the Company may request all funds be released to the Company from the escrow account as a capital call event (the "Capital Call"). Investor shall have 15 days from the receipt of notice of such intended Capital Call to opt out of such Capital Call and to exercise his or her right of early repayment of the Lender Escrow Amount.

Token Repayment Terms

Early Repayment by Tokens (within 6 months of DPA issuance)

To the extent that the Company repays to Investor the Debt Amount in the form of Tokens within six (6) months of the issuance of the DPA, the Company shall also, at the same time, pay any interest amount due, which is equal to the product of (a) 0.5 and the (b) the Asset Interest Amount.

Repayment by Tokens (after 6 months and before 3 years of DPA issuance)

To the extent that the Company repays to Investor the Debt Amount in the form of Tokens between the six (6) month and three (3) year anniversary of the issuance of the DPA, the Company shall also, at the same time, pay any interest amount due, which is equal to the Asset Interest Amount.

Fractional Tokens

With respect to any partial or full satisfaction of the Debt Amount by Tokens, the number of Tokens shall be determined based on the Token Valuation. Where possible, the Token distribution may include fractional Tokens. In the event fractional Tokens are not available, (i) the Investor will receive one full Token if the fractional remainder is equal to or in excess of 0.50 Tokens or (ii) the Investor will forfeit the value of the fractional Tokens if the fractional remainder is less than 0.50 Tokens.

Token Distribution

In the event the Company elects or is required under the terms of the DPA to make a repayment of Debt Amount (in part or in full) by Tokens, if upon notice Investor fails to provide to Company within fifteen (15) calendar days a network address and other information necessary to facilitate a distribution of digital blockchain Tokens, the Company may in its discretion effectuate such repayment in cash and without any interest on such full or partial Debt Amount, without any further obligations associated thereto and in full satisfaction of such full or partial Debt Amount. Investor is responsible for the accuracy of information provided. Providing inaccurate digital key or public address for purposes of Token transfer often results in irreversible loss, which nonetheless would constitute satisfaction of the Company's debt repayment obligations.

Dissolution Event

If a Dissolution Event occurs before repayment obligations under this DPA have been satisfied in full, to the extent permissible by law, the Investor shall have a right to its pro rata share of any funds remaining in the escrow account. A dissolution event shall include a voluntary termination of the Company's operations, a general assignment for the benefit of the Company's creditors, a change of control of the Company or its an Affiliate with control of the Company, any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

Termination

This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the Company satisfying its repayment obligations in full.

Security
The Securities are not secured.

Events of Default
In addition to the standard events of default such the Company's failure to pay principal and/or interest on the Securities, liquidation of the Company and voluntary or involuntary bankruptcy proceedings of the Company, there are no other events of default pursuant to the Securities.

Covenants
The Securities contain no restrictive covenants, which would inhibit its ability to take certain actions. The Company intends to transact with its affiliates.

Voting and Control
The Securities will not have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company has the right to cease operations and distribute funds acquired through the Offering, as well as any other assets of the Company to satisfy and extinguish this debt issued during this offering with in the first six (6) months from the date of issuance with no interest owed to Purchaser. Purchasers are not guaranteed a return on their investment.

Upon the successful issuance of this instrument, the Company shall retain the Escrow Debt Amount in the Escrow Account and grant Portal all rights and privileges necessary to manage said Escrow Account. Portal will not spend, transfer, or use the funds in the Escrow Account for any purpose until the occurrence of the any of the following: (i) an Escrow Release Event, (ii) a Partial

Escrow Release Event (iii) an Escrow Refund Event, (iv) a Partial Escrow Refund Event, or (v) a Capital Call Escrow Event (each an "Escrow Event", and collectively the "Escrow Events").

The Company is in the process of completing a Regulation D, Rule 506(b) exempt offering to sell up to $22.93 million of SAFTs that are redeemable for the Company's tokens, if ever issued, at a 30% discount to the public sale price. The final amount of SAFTs sold is subject to adjustment and may change due to the Company accepting additional investment commitments, rejecting investment commitments and/or investors failing to fund their investment commitments. If the SAFTs are converted into tokens at a future date, the Purchasers in the Reg CF offering may face dilution in their percentage ownership of the total amount of tokens outstanding and may affect the token price at the time the DPAs are converted into tokens at a future date, if ever.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20.0%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The company has not engaged in any transactions with related persons.

Conflicts of Interest

Michael Costa
The Company's Director, President, Chief Executive Officer and Secretary, Michael Costa, also serves as the Co-Chief Executive Officer of the Company's sole owner, Atlas Holdings Group, Inc. Atlas Holdings Group, Inc. has registered for certain trademarks relating to the Company's business. Further, the Company is dependent on its parent, Atlas Holdings Group, Inc., for payments covering operating expenses and for the terms and conditions of the token distribution event.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Michael Costa
(Signature)

Michael Costa
(Name)

Director, President, Secretary & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Michael Costa
(Signature)

Michael Costa
(Name)

Director, President, Secretary & CEO
(Title)

May 29, 2018
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Offering Page
Exhibit C	White Paper
Exhibit D	Form of Security
Exhibit E	Company Pitch Deck
Exhibit F	Video Transcript

EXHIBIT A
Financial Statements

EXHIBIT B
Offering Page

EXHIBIT C
White Paper

EXHIBIT D
Form of Security

EXHIBIT E
Company Pitch Deck

EXHIBIT F
Video Transcript

ACCESS NETWORK LABS INC.

(a Delaware corporation)

Unaudited Financial Statements as of March 27, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

May 25, 2018

To: Board of Directors Access Network Labs Inc.
        Attn: Mickey Costa and José V. Fernández

Re: 2018 Initial Period Financial Statement Review
        Access Network Labs Inc.

We have reviewed the accompanying financial statements of Access Network Labs Inc. (the "Company"), which comprise the balance sheet as of March 27, 2018 (inception), and the related statements of income and cash flows for the single-day period of March 27, 2018, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompany financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


ACCESS NETWORK LABS INC.
BALANCE SHEET
As of March 27, 2018
See the accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


ASSETS

Current Assets:		
Cash and cash equivalents	$	0
Total Current Assets		0
Patent and trademarks		0
TOTAL ASSETS	$	0

LIABILITIES AND STOCKHOLDER'S DEFICIT

Liabilities:		
Current Liabilities:		
Accounts payable	$	0
Accrued expenses		0
Total Current Liabilities		0
TOTAL LIABILITIES		0
Stockholder's Equity:		
Common Stock, no par value, 1,000 shares authorized,		
1,000 shares issued as of March 27, 2018		10
Subscription receivable		(10)
Additional paid in capital		0
Retained earnings		0
Total Stockholder's Equity		0
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	0

ACCESS NETWORK LABS INC.

STATEMENT OF OPERATIONS

As of March 27, 2018

See the accompanying Accountant's Review Report and Notes to the Financial Statements

(unaudited)

Revenues	$	0
Cost of revenues		0
Gross Profit (Loss)		0
Operating Expenses:		
Product development		0
General and administrative		0
Sales and marketing		0
Total Operating Expenses		0
Operating Income (Loss)		0
Provision for Income Taxes		0
Net Loss	$	0

ACCESS NETWORK LABS INC.
STATEMENT OF STOCKHOLDER'S EQUITY
As of March 27, 2018
See the accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock (Shares)	Common Stock (Value)	Subscription Receivable	Additional Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance as of March 27, 2018 (Inception)	0	$ 0	$ 0	$ 0	$ 0	$ 0
Sale of common stock	1,000	10	(10)	0	0	0
Net Income (Loss)	0	0	0	0	0	0
Balance as of December 31, 2017	0	$ 10	$ (10)	$ 0	$ 0	$ 0

ACCESS NETWORK LABS INC.
STATEMENT OF CASH FLOWS
As of March 27, 2018
See the accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

Cash Flows From Operating Activities

Net Loss	$	0
Add back:		
Depreciation		0
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase) Decrease in patent and trademarks		0
(Decrease) Increase in accrued expenses		0
Net Cash Used In Operating Activities		0

Cash Flows From Investing Activities

Purchase of property and equipment		0
Net Cash Used In Investing Activities		0

Cash Flows From Financing Activities

Advances from founder and related parties		0
Capital contributions		0
Net Cash Provided By Financing Activities		0

Net Change In Cash and Cash Equivalents		0
Cash and Cash Equivalents at Beginning of Period		0
Cash and Cash Equivalents at End of Period	$	0

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$	0
Cash paid for income taxes		0

ACCESS NETWORK LABS INC.
NOTES TO FINANCIAL STATEMENTS
As of March 27, 2018
See the accompanying Accountant's Report
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Access Network Labs Inc. (which may be referred to as the "Company," "we," "us," or "our") is a decentralized network for coordination decisions around improving financial access. The Company is currently building and testing the protocols and smart contracts that enable this environment. The Company plans to use tokens for the network to coordinate the development of applications, to agree on their own pricing terms, and to use said token do exchange services in said applications.

Since Inception, the Company has relied on advances from founders and raising capital to fund its operations. As of March 27, 2018, the Company had no working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7), capital contributions from the majority shareholder and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated on March 27, 2018 in the State of Delaware. The Company is headquartered in New York, New York. The Company did not begin operations until 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of March 27, 2018, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of March 27, 2018, the Company had no cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily

requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of March 27, 2018, the Company did not have any outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of March 27, 2018.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2017 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or

services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of March 27, 2018, the Company had not begun recognizing sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a C Corporation. Since the Company had no operations prior to 2018, the Company has not yet filed any Federal or state tax returns.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – STOCKHOLDER'S EQUITY

Capital Contributions

As of March 27, 2018, the Company is a wholly owned subsidiary of Atlas Holdings Group, Inc.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 7), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7– SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to 1,070,000 units of Debt Payable by Assets ("DPA") for up to $1,070,000. The Company is attempting to raise a minimum amount of $100,000 in this offering and up to $1,070,000 maximum.

The DPA can be repaid prior to the third anniversary of the effective date. If the repayment is made in tokens, tokens will be issued equal to the amount of principal plus 25% interest. If the repayment is made in tokens within six months of issuance, tokens will be issued equal to the amount of the principal plus 12.5% interest. If the repayment is made in cash, the cash repayment amount will be equal to a variable of the initial principal depending on how long it has been since the issuance of the debt. The DPA matures at the third anniversary of the effective date. If the DPA remains outstanding as of the third anniversary, the DPA will accrue 15% interest on a one-time basis.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through May 25, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Pitch

✉ ⚡

Event
in 2
hours
in 2h

For
investors

For
companies

Crypto

About

✉ ⚡

 Maxwell Manage

Preview as investor

Access Network

Decentralizing (Under)Banking: the World Bank for the Unbanked

 PLAY

$0

0 investors

61 days

Edit header

Follow   0

< **Share**

Summary

Solve the lack of access to the financial and technological tools for 6 billion underbanked people by creating a decentralized





clients daily. With self-governance, reward and distribution systems in place Access Network will become the first World Bank for the Unbanked.

The Problem

Communities in the developing world face pressing real world challenges but **lack access to the financial and technological tools** to improve their situation. Banks have decided that **6 billion underbanked people** are 'not worth' opening a branch for. This leaves the underbanked to Mobile Carriers, who only provide money sending services for **very high fees**.

The Solution:

World Bank for the Unbanked

ACX Network explained

▶

Access Network is a **decentralized banking infrastructure.** People who make up the network are directly responsible for building and sustaining the infrastructure. Be it individuals with just a smartphone who bank their local communities, people who vote on new tools they want access to or developers who compete to provide innovative solutions.

Simply put: **It's a bank for everyone shared by everyone.**



Access Network works thanks to *blockchain*, *ACX token* and *an existing distribution network.*

Access' own ACX tokens are used to **reward the growth of the decentralized banking infrastructure**. People need to 'stake' their ACX towards increased usage of applications or to vote on new applications to be build. Tokens can also be used for paying banking services, redeemed for discounts on fees or to claim useful rewards.

Access Network uses door-to-door services of the branchless bank Atlas Money. Their self-employed agents attend to financial needs of their clients daily. Carrying a smartphone connected to the internet Atlas **agents service people** who would normally be unable to access the global economy.

Gamified Mass Adoption



Service Community
Agents providing services such as savings and loans earn ACX on top of their regular profit.

Grow Community
Anyone can earn ACX by becoming the acolyte of the Access Network and bringing in more people.

Save Money
People are already saving every day and now will earn ACX for just continuing doing the same.

Access Network is build to achieve a **massive global scale**. This ambitious adoption can be reached by a quick yet sustainable incentive, such as rewarding users for what they are already doing - **banking each other.**

Decentralized Development

Pitch

IV Manage



Developers everywhere are incentivized by a **bounty reward** to build solutions Access Network end-users are asking for. Specially designed voting systems let anyone with ACX tokens **put value on both the most pressing problems and viable solutions.** This direct feedback loop is a dream come true for any maker as it takes the guesswork out of what to build and how.

Access team is kicking things off by building the **first apps for free money sending, loans and e-commerce.** To further promote **inclusive development** Access team will be co-hosting hackathons across Africa.

Self-Governed Community



Pitch

Ɲ **Manage**

established social structures by integrating self-governance. Governance protocol and amenable rules allow everyone **equally** to dictate how the whole network works.

We're Just Getting Started





Team behind Access Network has been building a **branchless banking network** Atlas Money for the past few years **right from within West Africa.** We have major banking experience we are now bringing over to make Access a reality.










Atlas Money has been backed by top venture capital funds and angel investors, including **Tim Draper**, **Partech Ventures**, **1517 Fund** and **Shawn Byers**. The team has gone through **Boost VC** and **Techstars Barclays**.

Timeline



Pitch Manage





Boost VC
as Atlas Card
Techstars Barclays London,
Pivot to Atlas Money
Atlas goes
to Senegal
Atlas Team
moves to Ghana
2017
300 Agents
17,000 Users
$1.5M Deposited
3,000 Loans, 0 Defaults
Replicates Fit
Back into Senegal
Atlas gives their first loan
Atlas estabilishes
Market Fit
Q2 2018
Q3 2018
Mainnet goes live,
Token launch
Atlas integration
completed
Vote on our V1
Decision Module
Atlas integrates
Access into P2P
Transfer App
Q2 2019
Q4 2018
V2 Governance
Upgrade
Atlas integrates
Access into
Loan App
First Project is funded
through the decision
module

Token Distribution

30%
Underserved
Exchange
Dedicated to growing the
branchless banking
infrastructure and user base.
30%
Incentive Pool
Dedicated to rewarding
the development of
more applications.
21%
Token Sale
12%
Founding Team
3%
Community
Rewards
4%
Advisors

- 30% of tokens are dedicated to **growing the branchless banking infrastructure and user base**
- 30% of tokens are dedicated to **rewarding the development of more applications**
- Team and Advisor tokens are reserved to **attract great future talent**
- Tokens for current team members and advisors **vest over 4 years**



About this Offering

text

Pitch   Ⅳ **Manage**

Read the whitepaper

Join the first World Bank for the Unbanked.

Invest in Access Network

Deal terms

Funding goal *i*	
Investment size	
Type of security	
Learn more	
Maturity *i*	
Cash Interest *i*	
Token Repayment Premium *i*	
Elective Partial Refund *i*	

Bonus perks

Get additional perks from Access Network for your investment

> ### Your perks section is empty
>
> Add perks to reward larger investment amounts.
>
> **Add perks**



Documents

Official filing on SEC.gov

Pitch   N **Manage**

Company documents

Documents provided while completing Access Network's Form C will be added here.

About Access Network

Access Network Labs Inc.

Mar 2018

Delaware Corporation

0

http://acxnetwork.com





251 Little Falls Drive , Wilmington, DE

Access Network Team

Everyone helping build Access Network, not limited to employees



Pitch

N **Manage**





Mickey Costa

Founder

CEO and Cofounder, Atlas Holdings Group, Inc. | Cofounder, ACX Network | Boost VC | Techstars. Decentralizing UnderBanking

Jose V. Fernández

Chief Economist

José is on a mission to reclaim "business" until it embodies sustainability and social good.

Add team member

Press

Article URL

Add press

Economies Shared - Atlas Together - Medium

Medium · Jun 20, 2016

Below is the Founding Vision of Atlas. As Founders, we hope that this speaks to the same passion for human progress in you, as it does to...



FAQ

Pitch

N **Manage**

Provide answers to important or common questions about Access Network.

Add question

Risks

Risks from your Form C filing will appear here. No action is required.

Discussion

⚠ **Please do not share your email or incite communication outside of Republic. FINRA and SEC require all discussion to be present on the offering page.**



Post a new question or comment

 Post

The discussion will appear here.



Pitch

N **Manage**

 **Access Network**

Follow   0

Manage





For investors

Why invest

How it works

FAQ

Investor groups

Risks

For startups



Pitch M Manage

FAQ
Crowd Safe

Crypto

For investors
For companies
Token DPA

Company

About
Blog
Events
Privacy
Terms
Contact

Investors should verify any issuer information they consider important before making an investment.

Investments in private companies are particularly risky and may result in total loss of invested capital. Past performance of a security or a company does not guarantee future results or returns. Only investors who understand the risks of early stage investment and who meet the Republic's investment criteria may invest.

Republic does not verify information provided by companies on this Portal and makes no assurance as to the completeness or accuracy of any such information. Additional information about companies fundraising on the Portal can be found by searching the EDGAR database.



Invest in startups using your credit card



Made in SF/NYC

Access Network

Decentralizing Financial Inclusion

The Access Network is a self-governing, incentivized token economy that empowers participants to define financial access for themselves

Mickey Costa, Ori Shimony, José V. Fernández & James Schuler

March 1, 2018

Abstract

Communities in the developing world face pressing real world challenges but lack access to the financial and technological tools to improve their situation. Crypto-communities have pioneered disruptive blockchain solutions but lack a user base eager enough to immediately make their innovations effective in the real world. In this paper, we introduce the Access Network (ACX Network) as a means of aligning the interests of these communities such that they may solve each other's problems.

The ACX Network is a self-sustaining token economy that empowers participants to define financial access for themselves. Participants are incentivized to create long-term value for one another by democratically controlling the distribution of the Network's Incentive Pool. These interactions are enabled by a modular suite of smart contracts that self-amend and distribute funds throughout the ecosystem according to the will of the network. The ecosystem consists of five core layers:

1. ACX utility token

2. Governance Protocol

3. Incentive Pool

4. Decision Modules

5. Off-chain services

ACX Network's intrinsic token (ACX) is used for the following

- Voting in on-chain protocols
- Participating in auxiliary services that incentivized contributors develop

6 Billion ACX will be unlocked over time to represent the 6 Billion financially underserved and allocated to ensure equitable distribution and aligned incentives among participants in the token generation event, the underserved, and future network contributors.

ACX Network was built by the team behind Atlas Money, a P2P branchless banking platform that has successfully pioneered the digitization of door-to-door financial services in Ghana and Senegal. Atlas will integrate with ACX Network as its first exchange in West Africa, leveraging over 300 agents and 17,000 users to become ACX Network exchanges and token holders, respectively. In addition to bootstrapping fiat-to-crypto liquidity in the developing world, Atlas will work with Access to offer mobile wallets and other services that enable greater participation in the ACX Network and the broader crypto revolution.

ACX Network will provide true economic freedom and accelerate financial inclusion to those that need it most and provide the previously underserved with an equitable say in the evolution of their financial freedom, connecting communities so that they may all co-create and thrive together.

ACX Network's Founding Principles of Empowerment:

1. Financial access is a fundamental human right.

2. That right shall be perpetually developed through a properly incentivized ecosystem.

3. Decisions on the ecosystem's evolution shall be equally accessible to all citizens of the world.

4. The previously excluded shall be all the more empowered to define and shape said evolution.

5. Humanity is a global family that must come together to realize its boldest ambitions, and co-create a world that belongs to and benefits us all.

Contents

1 Problem Statement

1.1 Crypto Communities Need Access to the Underserved

Ever since Bitcoin appeared following the financial crisis of 2008, crypto and blockchain enthusiasts have been optimistic about the potential for blockchain technology to usher in an era of economic efficiency and inclusivity. Yet, while a vanguard of technologists focus on designing distributed cryptosystems to empower the people, 2 billion unbanked adults, that affect a total of nearly 6 billion lives are waiting on the sidelines. For these people engagement is forestalled by the following:

- Financially, a lack of local exchanges precludes individuals from 'buying in' to crypto-networks

- Technologically, the lack of smartphones and internet access precludes individuals from practically utilizing crypto-network development and 'working in' to the crypto economy.

For developed areas of the world where bank accounts and smartphones are ubiquitous, the problem is reversed. Financial and technological barriers are low, but people are much less willing to test unfamiliar paradigms since the existing centralized systems are just good enough. Most engagement with these potentially revolutionary technologies occurs only at the surface-level, with exchanges being used as trading platforms to seek a profit.

In effect, we have a minority of people with access to cryptocurrencies but little incentive to seriously participate in their true utilities, and a majority who could benefit immensely but lack the necessary access points to do so.

1.2 The Underserved Need Access to Decentralized Technology

The average adult in the developing world subsists on $80 to $120 a month[1] , which has to cover all the costs of 1 living for their whole family. Most people do not have a formal job but are rather necessity entrepreneurs by defaultbe they farmers, traders, craftspersons or street vendors. There is little to no public infrastructure, so marketplaces, while similar in the basic goods and services provided to those in developing economies, are largely informal. Despite a lack of access to the global economy, developing economies continue to grow at a rate of over 4% a year largely due to the high pace of commercial activity in these local marketplaces[2]. In Ghana for example, there is a population of nearly 30 million, with a GDP or roughly $40B, growing at just over 3.5% annually.

Despite this growth, most people in developing economies have no access to basic financial services. The high costs associated with the brick and mortar model of formal banking institutions make setting up branches in rural areas infeasible (Ghana has 37 banks but 60% remain fully unbanked)[3]. Smaller financial institutions such as micro-finance institutions, while more accessible, are often untrustworthy and have been known to mismanage funds, collapse, and lose people's life savings, time and time again[4].

As a result, people often utilize their own communal networks to handle financial needs on an informal basis. In many emerging markets people pool their money together in rotating savings circles. Others simply store money under their mattress until they accumulate enough for large purchases.

Those who require additional lines of credit to grow their business are forced to borrow from predatory lenders who charge exorbitant rate of interest for relatively small loans. In many African and Asian countries, telecommunication companies have begun offering mobile money, a service that ties a customer's mobile phone account to a checking account. However, mobile money operators often charge high transaction fees

and limit users to domestic transfers.

Mobile phone penetration in West Africa currently stands at roughly 80%[5]. However, in countries like Ghana, only 25% of people have a smartphone[6]. Smartphones and associated data plans can be prohibitively expensive for an average consumer. Furthermore, most rural areas have no data coverage at all, with LTE/4G only recently becoming available in select cities. In short, basic communications technology is ubiquitous in the developing world but access to formal financial systems is not.

The synergies between these two groups are very clear. The underserved represent a massive, diverse population with pressing economic and technological needs. Decentralized cryptosystems, by their very nature, need a massive and diverse population to thrive at scale. They are each the solution to each other's problems. The only issue is access to each other.

2   Atlas Money Background

Atlas Money is a P2P branchless banking platform that allows anyone to become their own community micro-bank. Atlas Money Agents go door-to-door daily to Atlas Money Users collecting deposits, issuing withdrawals and offering microloans. Atlas Money is currently in Ghana and Senegal with over 300 Agents and 17,000 customers, most of whom use it for daily deposits. Atlas Money has issued over 3,000 microloans so far, and because the model is savings and relationship led, has a near 0% default rate. Ghana has a population of roughly 30M people, while Senegal has close to 15M. Their respective GDPs are about 1,000 times that of their populations. Sizeable portions remain completely unbanked and a large majority receive inadequate financial access. Atlas is currently present in 3 of Ghana's 10 regions, and in 1 region in Senegal.

Atlas Money Agents use a smartphone app to transact with customers, while customers only need a feature phone to participate on the platform. Customers pay Atlas Money a small monthly fee for the agent services provided. Being an Atlas Money agent is a full-time job and a well paying one at that, with most agents making over twice the country's average monthly income. Atlas Money sources new agents from local communities, empowering people that are already pillars of their offline communal networks, a pattern that is ubiquitous throughout West Africa and beyond.

In January 2016, the Atlas Money team moved to Ghana, and it was there that we found our product market fit of branchless community bankers already existing in the marketplace. The gaping problem was one of trust and uniformitypersonal bankers and larger micro-finance institutions would often collapse, losing all user deposits, but users always returned to the same channel seeking to rebuild trust anew. Before building our core product, we shadowed countless existing personal bankers, retaining the convenience and close personal relationships of the model, while digitizing the experience and providing much needed trust and greater financial access.

In order to provide accountability and guarantee safety of user funds, Atlas Agents pre-purchase digital credit before processing user transactions. They will swap credit for fiat throughout the day until they run out of credit, and then re-purchase more credit with the cash on hand in order to process more transactions. For example, an Atlas Agent may purchase $100 of digital value, and when they take a $5 deposit, the user gets $5 in credit on their wallet, accessible through their feature phone. Now, the Agent has $95 in digital credit, and $5 in cash. They will repeat this process until they have $0 in credit, and $100 in cash. They then exchange that cash for more digital credit from what's called a Super Agent- be it Atlas, an individual provider, or a corporate partner such as a bank. In short, agents manage their liquidity while transacting in

a trustless environment for end users. This is a common distribution process for mobile carriers when circulating mobile money credit or airtime scratch-off cards, and a robust network of Super Agents and Agents already exist. Atlas used the testnet of Bitcoin's Blockchain to periodically publish a record of bulked transactions, but as the price of bitcoin continued to rise, its blockchain became increasingly infeasible to use for real-time transparent accounting of individual transactions.

Atlas grows and engages its operations by focusing on the existing communal fabrics of its markets. They meet with chiefs, market leaders, and religious leaders to source new community agents and get feedback on their product and services. They also host monthly gatherings in each region, with Agents, as well as with user community groups such as market women that all sell plantains or fish. Places like Ghana and Senegal have complex and strong decentralized networks of community for all aspects of life. By leveraging the strength of these networks, Atlas ensures that it is constantly building with, rather than simply for, the people of developing markets.

Born out of the Techstars Barclays fintech accelerator of London in Summer 2015, Atlas Money has raised over $3.2M in capital from investors including Draper Associates, 1517 Fund, MITS Fund and Partech Ventures. Barclays Africa has been a staunch supporter of Atlas Money, acting as our strategic banking partner in mutually present markets.

3   Access Background

Atlas Money is leveraging its mobile banking platform and the borderless, programmable nature of cryptocurrency tokens to launch the ACX Network, a self-sufficient token economy that incentivizes participants in the developing and developed world to create value for one another. In doing so, we aim to enable emerging markets to leapfrog developed economies while avoiding the path of inefficient and disempowering centralized systems.

Rather than connecting to existing financial systems with predefined terms of service that advantage a select few, the ACX Network will animate a financial ecosystem controlled by its participants. The medium for political and economic participation in the ecosystem is ACX. ACX is both (1) the key for participating in the network's internal political processes, and (2) the intrinsic economic incentive itself. It will also be the medium of participation in auxiliary services, decentralized applications, and communities that incentivized contributors develop around the network.

Participants will utilize ACX in democratic decision-making processes that direct incentives towards projects that contribute utility value to the ecosystem. This will allow users to continually define, price, and reward utility as they see fit. A suite of smart contracts deployed to the Ethereum blockchain will transparently mediate this process, enabling diverse sets of stakeholders to collaborate in a trustless manner. Participants can also upgrade components of the smart contract architecture using a democratic procedure, which itself is upgradeable. Future-proofing the network in this way gives participants the ability to integrate new market mechanisms, governance models, and protocol design practices as they evolve.


Access
TGE Voters
(Token Generation Event)
AUE Voters
(Access Underserved Exchange)
Incentive Pool

In order to align interests among developing world users, developers, and developed world users, ACX will be distributed through the Access Underserved Exchange (AUE), Incentive Pool, and a Token Generation Event. Each component of this three-legged stool will provide a critical access point between the ACX token economy and relevant stakeholders in the global economy. The AUE serves as a fiat/crypto exchange for underserved populations in the developing world. Atlas Money will integrate the AUE into its mobile banking platform to circulate ACX to customers while providing downside protection to eliminate volatility risk. The Incentive Pool rewards participants who contribute to the Access ecosystem. Token holders will use trustless decision-making procedures to decide which projects to fund and how to price them. Lastly, the Token Generation Event will enable private contributors to join the network by purchasing tokens. These three access points constitute the liquidity channels that will facilitate the adoption and continued development of a truly inclusive token economy.


Smart Contract Architecture
Modify / Replace
Governance Protocol
Governance Contract
Modify / Replace
Decision Modules
DM Contract
Contract-to-Contract Interactions
DM Contract
Release Funds
Incentive Pool Contract
Request Funds

4 The Access Ecosystem

Access aims to sustain a vibrant ecosystem of continually improving forms of financial access that is self-governed and internally incentivized.

The core components of the Access Ecosystem are the amendable Governance Protocol and fixed Incentive Pool. Upon reaching consensus at predefined intervals, network participants can use the Governance Protocol to modify and replace the smart contracts that define their coordination procedures. This allows for the creation of arbitrarily complex decision modules that regulate routine decision-making processes. The Governance Protocol can also self-amend, meaning a consensus of network participants can modify the rules for reaching consensus in the future. The Incentive Pool unlocks the network's utility token, ACX, at a predetermined, unchangeable rate. Although the Governance Protocol and its descendent modules cannot alter the Incentive Pool itself (i.e. the unlocking rate), they can regulate the distribution of its unlocked funds. In this paper, we propose the first iteration of one such module called the Polling Module, a multi-round voting system that rewards individuals who contribute to the ACX Network in proportion to the popularity of their contributions. After the initial Incentive Pool is completely unlocked, an inflationary mechanism may replenish the supply at a rate of up to 1% per year, at the discretion of network participants.

This democratically-mutable suite of smart contracts will be nested in a broader ecosystem of off-chain services that add utility to the token as they multiply and mature. Because the interests of network participants are aligned through common ownership of Access tokens, they will only be incentivized to make decisions or approve projects that improve the ecosystem's functionality. This paper will propose the first set of service layer applications including mobile and web wallets for ACX; a platform to track, submit, and vote on polls (Polling Module interface) and amendments (Governance Protocol interface); and Access' Underserved Exchange, which will act as a technological and economic bridge to stimulate the circulation of ACX in West Africa and beyond.

The following sections outline the mechanisms, actors, and incentives at play in each layer of the Access Ecosystem as well as their significance to the system as a whole. The ecosystem consists of five core layers: (a) the ACX utility token; (b) the Governance Protocol; (c) the Incentive Pool; (d) Decision Modules such as the proposed Polling Module; (e) and of -chain services introduced by Atlas Money and others. Taken together, these layers will provide a practical crypto-economic framework for communities around the world to dynamically address each other's needs. All of the aforementioned layers will be powered by our protocol native digital asset, the Access Token.

4.1 ACX: The Access Token

ACX is an ERC-20 token that will be used to participate in on-chain decision processes as well as the auxiliary services rendered in various off-chain contexts. The entire Access Ecosystem relies on the circulation of ACX, which is analogous to a key that grants its holder the ability to participate in the network. ACX will have several core functions that multiply as the ecosystem diversifies and expands.

- The Governance Protocol gives ACX holders the power to alter on-chain components of the ACX Network by drafting and ratifying new decision modules and governance amendments

- The Incentive Pool unlocks ACX tokens to reward participants who contribute to the ecosystem

- Once the Polling Module is deployed, ACX tokens will be used to participate in the process of delegating, voting, and submitting polls that will allocate and disburse Incentive Pool funds to Access contributors

- Lastly, ACX will be used as the medium of exchange and unit of account in the applications, markets, and communities that are built around the network

There is an initial supply of 6 billion ACX, 1.62 billion of which are locked into the ACX Incentive Pool. After the token generation event, the Incentive Pool will begin unlocking these tokens at a decreasing rate to bootstrap the development of off-chain services. The unlocking rate will decrease each year until the entire pool is available ten years later. From this point on, the Incentive Pool will mint new tokens at a rate between 0% and 1% of total ACX supply based on the votes of token holders (*see Incentive Pool*).

4.2   The Governance Protocol: On-Chain Meta-Coordination

The Governance Protocol is a strictly defined set of rules for altering on-chain components of the ACX Ecosystem. It is designed to future-proof the network over the long-term while allowing it to operate effectively on a day-to-day basis. The procedure occurs entirely on-chain in three distinct phases and repeats on a quarterly basis. For every two election cycles to refine the decision module contracts, there is one to refine the Governance Protocol contract. This way, network participants have the opportunity to amend the contracts that control routine decision-making processes twice as often as those that control the rules for making those amendments. The network is free to alter these intervals and will likely opt for longer time intervals as preferred mechanisms are tested and stabilized.

First, network participants have a month to suggest protocol amendments by submitting hashes of replacement Solidity contracts. Next, participants have a month to vote on their preferred protocol amendment. The amendment that receives the most voting weight by the end of this period becomes the candidate contract for the current election cycle. In the third and final month, participants vote for or against the candidate contract. If quorum is reached and a majority of the quorum votes yes, then the amendment is ratified and replaces the relevant smart contracts. If quorum is not reached or a majority vote no, then all contracts remain unchanged. The initial quorum is set to 10% of all tokens in circulation.



During decision module election cycles, smart contracts that control access to the Incentive Pool can be modified or replaced, but the Governance Protocol itself remains unchanged. Such changes could alter or remove components like the Radical Trust Function, Floating Quorum, or delegation rules (see Polling Module). Decision module elections cycles can also add entirely new mechanisms such as incentivized voting or Artificial Intelligence modules to filter spam polls. During Governance Protocol election cycles, only the Governance Protocol contract can be amended. Such amendments can alter parameters of the election cycle process itself, such as the frequency, duration, or quorum requirements. Token generation event and Incentive Pool contracts are immutable, as the former controls initial supply and stakeholder allocation while the latter controls the token supply over time. As a security measure, the ACX Network Founders will have a veto power expiring after twelve months, until we rule out any kinks in the Governance Protocol. This is to mainly ensure 1) technological feasibility and 2) maintenance of an equitable governance structure, such as the proper quorum threshold, ahead of greater maturity and amending practices.

4.3 The Incentive Pool

ACX Generation

For the first ten years after launch, 1.62 billion ACX will be unlocked from the Incentive Pool at a deterministic rate to compensate contributors to the Access Ecosystem. After this period of deterministic decay, inflation will dynamically replenish the incentive pool at a rate between 0% and 1% of total ACX. Every account indicates binary support for or against inflation, and the aggregate support level determines the rate for the subsequent year. For example, if 60% of tokens signal support for inflation in year ten, then inflation for year eleven will be 0.6%. If 20% of tokens signal support for inflation in year eleven, then inflation for year twelve will be 0.2%.



Because the Incentive Pool is periodically paying out contributors to the Access Ecosystem as coordinated by the decision modules, the size of the ACX Incentive Pool is always the number of ACX tokens unlocked minus the amount paid out to contributors.

Ethereum Incentives

Immediately following the Token Generation Event, 20% of all Ether collected are locked to an Ether incentive pool as bonus compensation for early contributors. The Incentive Pool Contract unlocks the ETH over the first five years of the ten year inflationary era at a linear rate as follows:



The amount of ETH rewards available at any given time is the amount of ETH rewards unlocked minus the amount paid out to contributors.

Payouts for successful resolutions will initially include both ACX and ETH but will shift towards ACX as the initial reserve of ETH is unlocked and distributed. Coupling incentives in this manner further incentivizes early development by protecting contributors from the price volatility inherent to nascent tokens. At the same time, decoupling the bonuses over time accelerates the Access Ecosystem towards fully sustaining development with its native token. This shift is achieved independently of any decision modules by having the Incentive Pool unlock the ETH Pool at a faster rate than it unlocks ACX. The proportion of the total amount of available ACX and ETH allocated for peer-approved contributions is then determined by the decision modules approved by network participants (see Payout Allocation).

The following section outlines a decision module that will be proposed during the first decision module election cycle. The Polling Module's design reflects the Access team's founding principles but will ultimately be voted on by network participants.


The Polling Module
Proposer
10%
Resolver
90%
IPP
Reward Payout
PRP
Proposal Registry
Resolution Registry
Incentive Pool
Successful IPP
Successful PRP
IPP Votes
PRP Votes
Voter

4.4 The Polling Module: On-Chain Coordination

A decision module is a set of rules that asynchronously mediates the interactions of token holders during routine decision-making processes. These interactions occur entirely on-chain through user-to-contract and contract-to-contract transactions that allocate funds to reward contributions to the Access Ecosystem. The Polling Module is our proposal for the ACX Network's first decision module. Its implementation will be voted upon during the first decision module election cycle.

The Polling Module sets up a two-phase call and response process for deciding on which projects to fund and how to price them. In the proposal phase, the network votes on whether or not a given improvement proposal should be approved. If it receives enough votes, then the resolution phase begins where users compete to submit proposal resolutions. If one of the resolutions are approved, then the resolving account as well as the original proposing account are credited with funds from the Incentive Pool in proportion to the popularity of the original proposal.

The Proposal Registry and Resolution Registry contracts autonomously administrate each phase of the process. The Proposal Registry accepts Improvement Proposal Polls (IPP's) and IPP votes to compute their popularity. The Resolution Registry accepts Proposal Resolution Polls (PRP's) and PRP votes to determine whether or not payment should be made.

4.4.1 Proposal Registry

Improvement Proposal Poll
An IPP outlines the proposer's idea for an improvement to the network, be it a feature request for some existing service or an entirely new service altogether. It also contains several optional parameters including duration.

SPECIFIED BY PROPOSER		COMPUTED BY CONTRACT	
Title	title of IPP	**Poll ID**	transaction ID of the submission
Description	description of IPP	**Author**	public address of proposer
Duration	maximum length of time to keep IPP open (default/min = 2 weeks)	**Status**	status of IPP (open, closed, pending, settled)
Extension	extension to allow for additional fields in the future (optional)	**Weight**	cumulative voting weight staked towards IPP

Radical Trust: Reputation-Weighted Quadratic Voting

As long as the IPP is open, any token holder can vote in favor of the poll by temporarily staking a portion of their tokens towards it. The voting weight of each token is determined by the Radical Trust Function, a reputation-weighted quadratic voting formula intended to curb the power that any single voter can exert in the system. Quadratic voting decreases the marginal weight of each successive token staked by a user for a given poll along a sublinear curve. Our implementation uses a radical function that limits voting influence to asymptotic growth on the order of $T^{1/2}$ where T denotes the number of tokens staked towards the poll.

Voting power is further weighted by the participant's reputation coefficient, r, which represents the level of trust associated with a particular account. Each account starts off with a reputation coefficient of 1.0. Users then have the option of verifying their identity through various decentralized channels including uPort, Civic, and Keybase for social media accounts. For each additional identity verification, an account's reputation score increases by one up until a maximum of 5.0. This gives identity verified accounts up to five orders of magnitude more voting weight than unverified ones. The reputation score mitigates against Sybil attacks, where a user votes from multiple fake accounts to bypass the quadratic limitation, by giving well-known users more influence than unknown users. In this way, the Radical Trust Function encourages an equitable distribution of power where influence grows sublinearly as a root value of tokens staked rather than linearly as is the case with most token-weighted voting implementations.


Radical Trust

$$W = T^{r/10}$$

where $1.0 \leq r \leq 5.0$

Voting Power at each Confirmation Level




Liquid Democracy: Hierarchical Token Delegation

ACX holders also have the ability to delegate their voting power to other ACX holders while retaining ownership of the tokens themselves. Using the delegate() function, any holder can specify the address of a desired delegate as well as the number of tokens to assign. The delegate then has that many more tokens at their disposal, subject to the limitations of the Radical Trust Function. This means that a group of people will tend to have more voting influence by voting individually than if they delegate their votes to a single representative. For example, if four fully verified ACX holders separately stake 100 tokens towards a particular poll, the total weight of their votes is 40.

$$\sum W = T_1^{5/10} + T_2^{5/10} + T_3^{5/10} + T_4^{5/10}$$

$$\sum W = 4 * \sqrt{100} = 40$$

If the group delegates all of their tokens to one representative, then all of the votes are weighted as if they came from that account, resulting in total weight of 20.

$$\sum W = T_4^{5/10}$$

$$\sum W = \sqrt{400} = 20$$

However, in cases where one individual has a higher reputation score than her peers, the group can use delegation to increase its cumulative weight. Reusing the previous example with a fully verified T and the rest fully unverified, 4 the total weight of the group is 14.75 when voting separately compared to 20 when delegating to T as shown 4 above.

$$\sum W = T_1^{1/10} + T_2^{1/10} + T_3^{1/10} + T_4^{1/10}$$

$$\sum W = 3 * \sqrt[10]{100} + \sqrt{100} = 14.755$$

All other costs equal, this design encourages voters to delegate towards higher reputation accounts when possible and to vote individually otherwise.

Delegations are also transitive, meaning that delegates can delegate the tokens they control to others, who can further delegate those tokens. While the original holder retains ownership of the token at all times, the power to stake the token towards particular polls can be passed along indefinitely. The owner retains the right to revoke any assignments they have made at any time. Transitive delegations create the possibility for delegation trees where participants higher up control more tokens, but remain fully accountable to users further down in the tree. If anyone is dissatisfied with decisions made by delegates further up in their delegation tree, then they can instantly collapse that branch by reclaiming control. The number of tokens that an account controls at any time that is, the tokens available to vote on polls or delegate to others is equivalent to the tokens it owns plus the tokens it has been delegated minus the tokens it has already delegated to others.



Hierarchical token delegation creates a liquid democracy where voters can recursively pass off the cost of poll due diligence to trusted third parties while maintaining full decisional control. Token holders may choose to delegate for various reasons including convenience, more efficient decision-making, and deferment to experts or trusted community leaders. Others might solicit delegations to exert more influence on voting outcomes. This mechanism can remove practical barriers to participation like lack of literacy, connectivity, or time without sacrificing democratic representation. It also allows for cultural flexibility, as societies with more communal or individualistic norms can delegate accordingly.

Reaching Quorum
The Proposal Registry updates the IPP's cumulative weight as votes are cast. Voters can also rescind their votes as long as the poll is open. The first vote cast after the IPP duration has elapsed will trigger a function that closes the poll. The function then calculates the IPP Quotient as the proportion of total network voting weight staked towards the poll at closing time. Network voting weight represents the maximum possible weight the poll would have received if every circulating token had been cast.

$$IPP\ Quotient = \frac{IPP\ weight}{network\ voting\ weight}$$

It then determines whether or not quorum was reached based on the Floating Quorum and returns all participating tokens back to their owners. The Floating Quorum represents the minimum IPP Quotient required for a poll to be valid and is dynamically updated to be the exponential moving average of the quorum of all previous valid polls. It is initially set at 10%. This allows the quorum to adjust dynamically based on participation rates and avoid excessive drainage of the Incentive Pool. If the IPP Quotient is greater than the Floating Quorum, quorum has been reached. The IPP's status is set to pending and it is passed to the Resolution Registry. If quorum is not reached, then the poll is removed.

4.4.2 Resolution Registry

Proposal Resolution Poll
The PRP outlines the resolver's solution to an improvement proposal, be it a business plan, live website, or bug fix. The resolver must specify the ID of the IPP that their resolution addresses as well as the proportion of the allocated payout they wish to claim (*see Payout Allocation*). A resolver might request less than the full allocation to increase the likelihood that voters will vote in favor of their resolution.

SPECIFIED BY RESOLVER		COMPUTED BY CONTRACT	
Proposal Reference	poll ID for the IPP that this PRP addresses	**Poll ID**	transaction ID of the submission
Title	title of PRP	**Author**	public address of resolver
Description	description of PRP; should include off-chain link to 'subjective proof of resolution'	**Status**	status of PRP (open, closed)
Desired Allocation	proportion of allocated payout resolver is requesting (default 1.0)	**Weight**	cumulative voting weight staked towards PRP
Extension	extension to allow for additional fields in the future (optional)	**Duration**	length of time to keep PRP open (same as duration of corresponding IPP)

PRP Settlement
As long as the PRP remains open, any token holder can vote 'for' or 'against' the poll by temporarily staking a portion of their tokens towards it. The voting weight of the tokens staked is determined by the Radical Trust Function used in the Proposal Registry. The Resolution Registry updates the PRP's cumulative weight as votes are cast or rescinded during this period. The first vote cast after its duration has elapsed triggers a function that closes the poll and determines if the PRP has succeeded. First, its PRP Quotient is calculated as the proportion of total network voting weight staked towards the poll at closing.

PRP Quotient

$$PRP\ Quotient = \frac{PRP\ weight}{network\ voting\ weight}$$

If the PRP Quotient is greater than or equal to the corresponding IPP Quotient, quorum has been reached. This means that at least as much voting weight was staked towards the PRP as was initially staked towards the corresponding IPP. If quorum is reached and the weight of 'for' votes outweighs that of 'against' votes, the PRP is allocated a portion of the Incentive Pool. The corresponding IPP is considered settled and any new PRP submissions referencing this IPP will be rejected. If quorum is not reached or the majority vote against the PRP, then it is removed and the IPP remains pending.

Payout Allocation

When a PRP is successful, the Resolution Registry determines the proportion of available rewards to allocate as payout according to the corresponding proposal poll's IPP Quotient. The more votes an IPP received before closing, the higher the payout allocated for its resolution. The allocated payout is determined as follows:

$$Allocated\ Payout\ IPP\ Quotient * Incentive\ Pool$$

$$where\ 0 < IPP\ Quotient \leq 1.0$$

This way, the proportion of total network voting weight staked towards a proposal is equivalent to the proportion of the Incentive Pool allocated towards its resolution. This fundamental equivalency underpins the logic of compensation in the Polling Protocol.

$$\frac{Alllocated\ Payout}{Incentive\ Pool} = \frac{IPP\ weigh}{network\ voting\ weight}$$

Because the resolver can specify a desired allocation below one hundred percent, the actual payout will be given by:

$$Payout = Desired\ Allocation\ IPP\ Quotient * Incentive\ Pool$$

$$where\ 0 < Desired\ Allocation \leq 1.0$$

The difference between Allocated Payout and Payout remains in the Incentive Pool.

Total payout is then determined by the amount of ACX and ETH available in the Incentive Pool at time of settlement (*see Incentive Pool*).

$$ACX\ Payout = IPP\ Quotient * Desired\ Allocation * ACX\ Pool$$

$$ETH\ Payout = IPP\ Quotient * Desired\ Allocation * ETH\ Pool$$

$$Total\ Payout = ACX\ Payout + ETH\ Payout$$

After payouts are calculated, the PRP author is awarded 90% of the total payout and the author of the corresponding IPP receives the remaining 10%.

4.5 Beyond the Protocol: Off-Chain Services

By participating in on-chain decision modules that allocate and distribute funds for contributions to the ecosystem, ACX holders will be able to continually direct the development of off-chain Access services. These networks can include financial services such as ACX exchanges, marketplaces, merchant payment services, or integrations with popular messaging apps. They can also include mobile and web applications for interfacing with the evolving smart contract architecture in ways that users and developers see fit. Beyond user-friendly interfaces for smart contract interactions, developers could also add auxiliary functionality to the core protocol like off-chain reputation systems, poll sorting algorithms, or delegate accountability systems. Such top layer components can utilize public data from the blockchain without the need to alter any decision modules. Lastly, network participants can reward contributions that are not technological or financial in nature. The network can leverage the Incentive Pool to fund community meetups, smartphone distribution, or other campaigns if it so chooses.

While Access tokens and Ether in the Incentive Pool will incentivize contributions from stakeholders over time, the Access team will develop several interfaces to make it easier for one to interact with the Network's on-chain protocols early on:

Governance Protocol Interface
A graphical user interface for submitting amendments and voting during election cycles.

Polling Module Interface
An updated interface that includes functionality for submitting proposals, voting on proposal polls, submitting resolutions, and voting on resolution polls. It will also include functionality for searching, sorting, and tracking submitted polls and real-time updates on relevant information like current voting weight and time remaining.

ACX Wallet
Multisig ACX wallets for developing world users to easily manage their ACX and participate in on-chain decision processes using their personal feature phones and Atlas agents' smartphones.

Access will work with Atlas Money to also develop second layer services for more advanced functionality such as fiat/crypto loans, remittance apps, and ecommerce products (*see generally; Roadmap*).

5 The Access Underserved Exchange


Access
TGE Voters
(Token Generation Event)
AUE Voters
(Access Underserved Exchange)
Incentive Pool

5.1 Dynamics and Possibilities

The Access Underserved Exchange (AUE) is a portion of minted ACX that is locked-up and released over time based upon need of distribution. As a central leg of our three-legged stool, the AUE is first and foremost dedicated to the equitable composition of developing world participants in the Network. It can only be accessed by AUE partner exchanges, for the sole purpose of distribution to financially underserved participants, so that they may vote.


Access Underserved Exchange
Atlas Money
Partner Exchange 2
Partner Exchange 3
Partner Exchange 4
Partner Exchange ...

A secondary use of the AUE is to off-set early volatility risk to developing world users, to enable a safe store of value for them, whereby they can feel comfortable to vote and direct incentives. ACX from the AUE can be used to buy back ACX at a premium in the wake of short-term volatility spikes, and can be sequestered as to not over throttle the AUE over time and remain sustainable in the near term.

An additional use of the AUE is to incentivize new individuals to become local ACX exchanges and adopt new participants, tying back to the original purpose of local distribution for increased local participatory composition. The same method can be deployed to incentivize macro exchange networks to partner and grow the exchange network well beyond the reach and organic growth rate of Atlas Money. This mechanism would allow ACX to spread beyond the borders of any given exchange partner, with the ability for individuals in new developing nations to distribute ACX and enable further participants to join the ACX Network, even if said developing nation lacked any pre-existing formal agent networks.

The amount of AUE that may be released will be directly tied to the demand for distribution to new participants, whether due to the growth of Atlas Money's network of Clients and self-employed Agents, or due to requests from new exchange partners servicing the underserved. The rate of AUE release will be dictated by rate-limiting smart contracts to ensure that it cannot be over depleted during a given period, with ACX unlocking along an exponential decay curve over five years.

5.2 Local integration of Atlas Money and ACX

Atlas Money has successfully pioneered the digitization of a P2P network of door-to-door financial service providers, and plans to grow their agent base to 2,000, and user base to 200,000 by the end of 2018. Atlas has already created an on-ramp for token distribution, but has also made a foundation of savings and loans for other developers to build upon, adding more functionality and greater impact. The potential growth of agent networks and newer tools for financial access is compounded and opened by the creation and structure of the ACX Network.

Atlas is excited by the opportunity for developers to build for their users and the greater base of the ACX Network, as they cannot even begin to conceive of the value that an open and collaborative network will create

Atlas will bootstrap ACX adoption and support continued circulation by serving as the ACX Network's first local partner exchange, having access to the AUE to request ACX for novel distribution. Upon integration, Atlas agents will become micro-exchanges that provide continued crypto-fiat liquidity for their clientele. They will also serve as technological access points for users with feature phones ahead of greater smartphone adoption. Because agents are already pillars of their local communities, they are well-positioned to act as voting delegates and key nodes in communication feedback loops between end users and the ACX Network. Atlas Money will also utilize their monthly meetups for agents, users, and community leaders to exchange ideas in order to facilitate inclusivity and active participation in the network's decision-making processes.

Atlas already requires their existing base of Agents to pre-purchase digital credit, in order to guarantee the safety of customer deposits. Upon integration, Atlas will swap their digital credit with ACX and their Agents will seamlessly continue the same exchange procedures with users and transactions with Super Agents to help locally manage their liquidity. Agents will now become ACX exchanges and provide users with an equivalent amount of ACX for all fiat deposits. For its existing user base, Atlas will exchange their current account balances into ACX upon integration. ACX locked up in the AUE is set aside for circulation to developing world participants only and as an ACX exchange, Atlas Agents will be able to request and unlock new ACX as they grow the user base and increase their exchange volumes.

Moreover, in order to continue to provide a safe store of value to its growing user base and offset early ACX volatility, Atlas will be able to utilize ACX from the AUE to provide downside protection to developing world users, who can sell back their ACX at a premium in the event that it is below the original purchase price. Atlas users are free to elect to leave the Atlas exchange ecosystem and direct their own private keys using the ACX Wallet. However, such an election would expose them to fair market value volatility. Dedicated

to making the circulation of ACX as easy as possible, Atlas is simply a token exchange and distribution platform of financial services. It is the greater ACX Network that can provide West Africans with more liquidity points and a broader range of tools and services.

Atlas will use a portion of the proceeds from the token sale to help expand the ACX exchange network and user base across Ghana and Senegal, with a target of 2,000 Agents and 200,000 users within 6 months after integration, so that others can openly provide a greater suite of services. Atlas is simply here to help proactively expand the ACX Network ahead of other exchange integrations. To help further expand ACX exchanges beyond the borders of Atlas's operational presence, a portion of ACX in the AUE can also be used to incentivize other individuals and networks to become ACX exchanges. This will allow ACX to become more rapidly adopted in other African countries and even beyond the Continent itself. Combined, these actions will reduce the barrier to entry, and increase growth of more liquidity outlets and network participants, helping to achieve the impact potential of the Network.

ACX is designed as a standalone ecosystem and medium of exchange for developing world users, who can transact daily between each other using ACX and only withdraw back into their domestic fiat currency when they need to transact at a point of purchase that has yet to adapt ACX. To further facilitate fluid movement of ACX, the development team will implement free P2P sending of ACX. Any users entering the ACX ecosystem, whether through Atlas Money or not, will open themselves to all the innovations initially brought up by Access as well as the many more to be built by the ACX Network, enriching their financial lives and empowering their communities. (*see generally; Roadmap*)

One of the most important problems for developing countries and their population is access to capital. Without credit history, potential borrowers have to pay enormous interest fees. It is truly a fallacy that loans to Africans are of higher risk. Atlas has already adapted its lending model to leverage the strength of the African continent: its strong sense of community. On the back of rich savings data, community leaders and agents have served as last mile gatekeepers of risk profiling, as well as guarantors of loans. Having provided over 3,000 fiat loans with a near 0% default rate, Atlas will look to empower Access with a similar approach for ACX-based P2P loans. With the right mix of communal trust, saving history with Atlas Money and involvement with Access, borrowers will have access to the capital they need to develop their economy from borrowers across the Network. Access may work with other tokens, such as Bloom, to contribute to and leverage an open credit scoring system.

Atlas will thus begin as a basic layer for financial access for the developing world to enter the ACX Network. ACX will work with Atlas to take advantage of Africa's greatest asset, its community, in order to direct ACX from the Incentive Pool towards the development of countless new tools and solutions that can solve their everyday needs. To reach the scale Access looks to achieve, every user will need to have her voice heard, which is made possible by ACX Network's Governance Protocol. Atlas will integrate the liquid democracy solutions of Access to enable delegate voting and greater participation, so that they may help to dictate the direction of ACX Network's continued evolution.

6 ACX Allocation

6.1 Distribution of ACX supply

6,000,000,000 ACX, to represent the 6 Billion people without adequate financial access, will be created, and distributed over time to various participants. Achieving the most widespread distribution is critical to the fulfillment of the very purpose of the Network as Access sees equitable communal composition as crucial to its success.



6.2 ACX Distribution

- **27% Token Generation Event**: 1,620,000,000 ACX will be made available in consideration of contributions from initial participants to stimulate the initial circulation of ACX.

- **27% Access Underserved Exchange**: 1,620,000,000 ACX will remain locked up and will newly enter into circulation on an as needed basis. These ACX are locked-up in order to ensure equitable circulation of ACX amongst developing world participants, whether in West Africa or beyond. Partner exchanges will be able to call upon the Network to access ACX from this reserve. Atlas Money will provide ACX to users in West Africa ahead of further integrations with a broader network of exchanges that are dedicated to servicing the underserved. Airdrop incentive models may also be developed to reward individuals that lead to the distribution of tokens to new underserved participants. Upon depletion of the reserve, exchanges will continue to act as liquidity providers of ACX.

- **27% Incentive Pool**: To ensure alignment of interests across the ACX Network, 1,620,000,000 ACX will be created and locked into an incentive pool that is released upon the directions of the Network via its decision-making modules. During the first 5 years, the pool will be unlocking rewards in a mix of ETH and ACX and will become fully funded by ACX for the following years. The pool will be distributed until reaching zero ten years later. From this point on, the inflation rate will be reset between between 0% and 1% each year based on the votes of token holders.

- **12% Founders**: Built by the team behind Atlas Money, the Access team will have access to 720,000,000 ACX over time, for all of their research and development efforts and years spent creating a successful operation model for connecting West Africans to the ACX Network. A portion will be set aside to

incentivize future team members. In conjunction with the greater ACX Network, the Access team will continue to support the mission of ACX and will be tirelessly dedicated to the development of necessary products and features to improve interactions with the ACX Network. Founders tokens will be locked in a smart contract and will vest quarterly over 48 months, with 25% vesting immediately to allow for voting participation.

- A portion of Founders tokens will be set aside to be delegated to an advisory council called The Guardians. The Guardians are to compose a balanced mix of all stakeholders, to reflect the diverse community of the ACX Network, whose sole purpose is to utilize a dedicated amount of voting power to ensure that the Founding Principles are adhered to as the ACX Network matures. The Guardians will be initially elected by the Access Founders and then annually elected by the ACX Network.

- **4% Advisors**: 240,000,000 ACX will be awarded to current and future advisors and partners who are aligned with the vision of the ACX Network. Any Advisor's tokens will be locked in a smart contract and will vest quarterly over 48 months, with 25% vesting immediately upon issuance to allow for participation in the voting process.

- **3% Community Rewards**: 180,000,000 ACX will be rewarded through a Community Rewards programs to assist in community building. This will also include our future Bug Bounty Rewards programs.

6.3 Use of Proceeds

- **40% Access Development**: Access is looking to eradicate the hurdles restricting the unbanked from entering the global financial market and will thus need to develop a robust platform tailored to their needs. Access will develop multiple products to kickstart the usability of the platform and beyond.

- **25% Access Community Exchanges**: To facilitate the adoption and exchange of ACX in West Africa, Access will look to grow its local community exchanges which will act as P2P Fiat/ACX exchanges.

- **20% Incentive Pool**: Contributors to ACX Network will be rewarded with ETH and ACX in the first 5 years to minimize the volatility risk of one or the other.

- **10% Gas Fees**: Until scalability solutions are live on the Ethereum Mainnet, Access will pay the transaction fees of underserved users to limit the barriers to adoption.

- **3% Marketing & Storytelling**: Access will make sure to share the promises of its network both in developed and developing countries.

- **2% Legal Fees**: Access has hired one of the top law firms in the United States and West Africa to protect the interest of the project and its participants.

To ensure the longevity of ACX development and its operations we will liquidate a significant portion of the funds to fiat currency after the end of the Token Generation Event. The remainder will be stored in a multi-signature hardware setup controlled by the management of Access. Alternative treasury measures may be introduced to maximize the longevity of the funds.

7 Roadmap

As founders of Access, our development team will provide the network with core products and features by creating the first layers of financial access for the underserved. To kickstart the usability of the ACX Network, Atlas Money will assist Access in its deployment of the following development roadmap:

Q1 2018:

Access Network and its Governance Protocol goes live on testnet

Q2 2018:

Token Generation Event

Access Network and its Governance Protocol goes live on mainnet

Governance Protocol Interface
A graphical user interface for submitting amendments and voting during election cycles, making it cleaner and easier to participate on the Governance Protocol.

Atlas Money supported ACX Wallet
After the network is live, Atlas Money will create an ACX wallet for each of their users in West Africa, which will be pre-loaded with an amount of ACX equivalent to the fiat currently deposited in their personal savings accounts with Atlas Money.

Atlas Money supported ACX Exchanges
Each Atlas Money agent will become an ACX micro-exchange and offer exchange services to users looking to buy ACX with fiat. With hundreds of agents embedded across local communities, Atlas Money will put ACX in the hands of thousands of West Africans.

Decision Making Module interface to make it easier to submit, track and vote on future decision making modules.

Q3 2018:

Submitted Decision Making Modules will be voted on for adoption.

Atlas Integrates feature phones delegations
Atlas Money will develop the infrastructure required for delegated voting so that West Africans will be able to put their votes in the hands of the most knowledgeable people in their communities and always be able to review the authenticity of their vote.

Remittances
Atlas Money users have complained about the fees around sending money domestically to their loved ones in other cities and rural areas. Some of them also rely heavily on money sent to them and would love to access a service with lower fees. Atlas will look to develop a P2P sending app so that Atlas Money users can easily transfer ACX between each other.

Q4 2018:
The first decision-making module will go live on the Access Network mainnet.

Fiat/Crypto loans

By far and away the largest request Atlas Money receives is greater access to starting capital. Atlas Money itself has processed over 3,000 micro loans to small businesses, mostly market women, with only a few partial defaults. One of the biggest problems halting individual economic growth is simply access to more capital. Thus, Atlas will develop a P2P loan product where users can use ACX as collateral for loans. Atlas and Access may explore synergies around credit scoring with the Bloom Protocol.

Q1 2019:

Access will continue to develop useful Dapps for the Network, above and beyond developments contributed through any decision-making modules.

E-Commerce

Many Atlas Money users are groups of people that have perfected a craft, such as basket weaving or leather shoe making. These crafts already drive their financial stability; however, they have saturated their growth in their local markets. They want access to trade with new markets abroad so that they can sell more goods and also make more money per good sold by reaching developed users with more capital. Atlas Money agents will act as shipping agents for Atlas Money users entering in trades with other ACX Network participants.

Technological Inclusion

Financial inclusion is tied to technological inclusion. So many people suffer from unreliable mobile phone and data service, especially in more rural areas. Access will look into the mesh network technologies being developed and potential partners in the space, blockchain based or otherwise, to leverage Atlas's agent network as a potential mesh network that brings not only financial access to their community but also access to the internet as well.

Entrepreneurship network

Atlas Money users want to create many new businesses but lack the tools to do so. Communities have expressed interest in the ability to create and co-own their own schools, which they would support through school fees, and vote on who the teachers would be. The same model was requested to fund, use, and co-own their other development needs, such as new businesses, factories, or energy independence solutions. Atlas Money will look to either create its own decentralized governance solutions or partner up with projects such as District0x or Aragon to enable the integration of such infrastructure into Access Dapps.

8 Conclusion

ACX is conceived as a way to decentralize financial inclusion and empower the underserved: designed to speed up overall development through continued improvements to their state of financial access, accomplished by an incentivized token economy that they can govern and control for themselves. ACX Network is poised to ensure their economic empowerment thanks to an amendable governance protocol and suite of decision modules that keep their interests paramount as the ACX Network innovates with them. The ACX Network offers the crypto-community an elegant future-proof on-chain governance protocol and a sizeable incentive pool to stimulate innovation of the ecosystem. Importantly, the ACX initial deployment via Atlas Money offers the crypto-community access to a fast growing base of thousands of underbanked users whom they can directly communicate with and serve. The crypto-community has innovated greatly despite the generalized speculative trend and the lack of access to regular daily users with which to prove their prototypes. In the same way, the unbanked have found resourceful ways of practicing community to overcome the burden of financial exclusion. ACX is born to connect and empower these two communities so they may thrive and co-create together.

9   Acknowledgements

We'd like to acknowledge and give a special thanks to those that took the time to review and strengthen our White Paper:

- Joe Urgo
- Alain Meier
- Ryan Lackey
- Yannick Folla
- Keith Hamlin
- Ruth Richardson

10 Disclaimers

The ultimate implementation of the ACX Network is dependent upon several factors and risks outside of the control of the founding member(s), including regulatory risks, contributor participation, the adoption of blockchain technology and the continued use and adoption of the Ethereum network. Nothing in this paper or otherwise shall require the Access or Atlas Teams to take any steps to continue the development or otherwise implement the ACX Network in its envisioned form if not all the necessary conditions are in place for any such implementation.

Access reserves the right to abandon the ACX Network and/or to change the implementation of Access contemplated by this paper at any time and for any reason. AUE partner exchanges must be approved by Access and limited to underserved geographies, such as parts of Africa, Latin America and Asia.

Prospective users of the ACX Network and other contributors to the Token Generation Event are advised to participate at their own risk and without reliance on any statement contained in this White Paper or any other corresponding materials.

An ACX token is not a security, debt, equity, investment contract or other profit sharing or interest-bearing instrument.

Since no blockchain based ecosystem can thrive by restricting the transfer of its digital rights, the ACX tokens are made transferable among participants of the protocol. One inherent consequence of these digital token attributes is price fluctuation. The price of a token may fluctuate based on the quantity of tokens earned, spent or transferred among the protocol participants, including via the Incentive Pool or otherwise.

Each participant of the protocol provides value-added services to make the protocol an innovative, decentralized, thriving and resilient ecosystem. Each participant has the obligation to abide by its terms of service and code of conduct or risks being banned for serious breach or repetitive non-compliance behaviors. The token attributes come with governance rights and incentives to grow and promote the protocol but also deterrence mechanisms to ensure services are rendered in accordance with the purpose of the protocol and its code of conduct, such that the protocol can realize its full growth potential.

The official version of this document is the English version.

References

[1] https://data.worldbank.org/indicator/NY.GDP.PCAP.CD

[2] https://data.worldbank.org/indicator/NY.GDP.MKTP.KD.ZG

[3] https://www.graphic.com.gh/business/business-news/unbanked-population-low-savings-culture-high-interest-rates.html
http://www.thestatesmanonline.com/index.php/business/3292-only-40-ghanaians-have-bank-accounts-bawumia

[4] http://scholarworks.wmich.edu/cgi/viewcontent.cgi?article=1048&context=ijad

[5] https://www.gsma.com/mobileeconomy/west-africa/

[6] http://assets.pewresearch.org/wp-content/uploads/sites/2/2016/02/2-23-2016-10-31-42-AM1.png


ACCESS NETWORK LABS INC.

DEBT AGREEMENT

for

DEBT PAYABLE BY ASSETS ("DPA")

SERIES: S-1


THIS CERTIFIES THAT in exchange for a loan by the undersigned lender (the "**Lender**") in the amount of US$$investment_amount$ (the "**Debt Amount**") made on or about $crowd_safe_date$ (the "**Effective Date**"), to Access Network Labs Inc., a New York corporation (the "**Company**"), Lender is hereby entitled to repayment, in one or more installments, in USD cash and/or in Tokens, with such interest amount (or no interest at all), as further set forth below.

"**Token**" means a digital token that (a) the Company (or an Affiliate thereof) issues in a Public Token Offering (defined below), and (b) is an asset the ownership and transfer of which is affected through a unique distributed ledger maintained on a peer-to-peer, open source system that the Company (or an Affiliate thereof) primarily develops.

"**Interest Amount**" means simple interest, payable one time on the Debt Amount, regardless of the time said Debt Amount has been outstanding.

"**Asset Interest Amount**" means the product of (a) twenty-five percent (25%) and (b) the Debt Amount.

"**Fiat Interest Amount**" means the product of (a) fifteen percent (15%) and (b) the Debt Amount.

"**Cash Repayment Amount**" means the product of (a) the full Debt Amount plus (b) the Fiat Interest Amount.

"**Escrow Percentage**" means seventy-five percent (75%).

"**Series Debt Amount**" means the sum of all Debt Amounts under all outstanding Debt Payable by Assets Series S-1.

See **Section 2** for additional defined terms.

1. *Repayment of Debt Amount*

   a. **General Repayment Terms.**

      (i) *Maturity Term:* Upon the third (3rd) anniversary of the Effective Date, if the Debt Amount has not been satisfied or terminated as provided herein, the Company shall pay to the Lender the Cash Repayment Amount.

      (ii) *Repayment Obligation.* An Affiliate of the Company may repay the Lender any amounts due under this DPA, however, nothing herein shall relieve the Company of ultimate liability for the repayment of Lender's Debt Amount pursuant to this DPA and where applicable, any Interest Amount, whether Asset Interest Amount or Fiat Interest Amount, due to the Lender per the terms of this DPA.

      (iii) *Requirement to fully satisfy the Debt Amount.* The Company must make, promptly, any additional payment in USD necessary to the Lender if an Escrow Event (defined below) is insufficient to satisfy this instrument in full pursuant to the terms herein. For example, if the Company was to make an early repayment in cash pursuant to **Section 1(d)(i)**, the Company would be required to make a payment directly to Lender, in addition to the Lender receiving the Lender Escrow Amount, to satisfy this DPA in full.

      (iv) *Termination.* This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the Company satisfying its repayment obligations in full pursuant to this **Section 1**.

   b. **Token Repayment Terms.** If the Company has ownership or control of Tokens in an amount adequate to satisfy its repayment obligations under this DPA and all other DPAs contemporaneously issued as part of the same offering in full, the Company shall make the Early Token Repayment Amount or the Token Repayment Amount, as specified in **Section 1(b)(i)** or **Section 1(b)(ii)**, respectively.

      (i) To the extent that the Company repays to Lender the Debt Amount in the form of Tokens within six (6) months of the Effective Date, the Company shall also, at the

same time, pay any Interest Amount due to the Lender in the form of Tokens, the Interest Amount, in this case, being equal to the product of (a) 0.5 and the (b) the Asset Interest Amount, (together, the "**Early Token Repayment Amount**").

(ii)   To the extent that the Company repays to Lender the Debt Amount in the form of Tokens between the six (6) month and three (3) year anniversary of the Effective Date, the Company shall also, at the same time, pay any Interest Amount due to the Lender in the form of Tokens, the Interest Amount, in this case, being equal to the Asset Interest Amount (together, the "**Token Repayment Amount**").

(iii)   For debt satisfaction under the terms of this DPA, Tokens shall be valued at the initial undiscounted price set by the Company or an Affiliate for purposes of the Public Token Offering ("**Token Valuation**"). If payment pursuant hereto is made in the form of Tokens, the Company or its Affiliate shall use commercially reasonable efforts to issue fractional Tokens if necessary to repay the Debt Amount (or portion thereof). In the event that the Company or its Affiliate does not issue fractional Tokens, (i) the Lender will receive one full Token if the fractional remainder due to the Lender is equal to or in excess of 0.50 Tokens or (ii) the Lender will forfeit the value of the fractional Tokens if the fractional remainder is less than 0.50 Tokens.

(iv)   If the Company makes a repayment of the Debt Amount in the form of Tokens pursuant to **Section 1(b)(i)** or **Section 1(b)(ii)**, and Lender, upon notice, fails to provide to Company within fifteen (15) calendar days a wallet address, network address or other information necessary to facilitate a distribution of Tokens, the Company may in its sole discretion effectuate such repayment to the bank account listed under Lender's signature on the signature page of this DPA in USD cash and without any Interest Amount payable to Lender, and without any further obligations associated thereto and in full satisfaction of such repayment. For the avoidance of doubt, the amount paid to Lender will be equal to the Cash Repayment Amount. Lender is solely responsible for the accuracy of information provided to the Company in connection with any repayment hereunder (whether in cash or in Tokens). Lender acknowledges and agrees that providing an inaccurate wallet address, account information, network address, or other information for purposes of repayment hereunder will likely result in irreversible loss and the Lender will be solely liable for such loss. The Company will have no further obligation to repay the Lender, and the Company will have been deemed to have fully repaid the Debt Amount. To the extent the Lender does not receive Tokens due to the Company receiving an inaccurate wallet address, network address or other information related to a transfer of Tokens and the Company then sends Tokens to that an inaccurate wallet address, network address or other information repository.

c. **Early Repayment Right by Lender**. At any time before the second (2) anniversary of this DPA, the Lender may provide written notice to the Company demanding an early repayment of the Debt Amount ("**Early Fiat Repayment Notice**"). Within fifteen (15) calendar days of receiving an Early Fiat Repayment Notice, the Company must direct the Portal (as defined in

Section 2) to release the Lender Escrow Amount to the Lender in USD cash with no interest due thereon ("**Early Fiat Repayment Amount**"). Upon the Company paying (through the release of the Lender Escrow Amount from the Escrow Account) the Early Fiat Repayment Amount to the Lender pursuant to this **Section 1(c)**, the Company's repayment obligations under this DPA shall be fully satisfied. If the Company receives multiple Early Fiat Repayment Notices within a fifteen (15) calendar day period, the Company may make payments to all relevant Lenders on the same day that is no more than fifteen (15) calendar days from the date of the last such notice. For avoidance of doubt, in the event of a successful Capital Call Event, pursuant to **Section 1(e)**, the Lender's right to request Early Repayment will be extinguished.

d. **Early Repayment in Cash.**

    (i)   Early repayment without interest. At any time before six (6) months from the Effective Date, unless the Company has ownership or control of Tokens in an amount sufficient for early repayment of debt by Tokens in full, the Company may in its discretion satisfy its obligations with respect to any Debt Amount in USD cash, in full, with no interest owed to the Lender;

    (ii)   Early repayment with interest. At any time after the six (6) month anniversary of the Effective Date, unless the Company has ownership or control of Tokens in an amount sufficient for early repayment of debt by Tokens in full, the Company may in its discretion satisfy its obligations with respect to the Debt Amount in USD cash, in full, by paying to the Lender the Cash Repayment Amount.

e. **Capital Call Event**. At any time between the one (1) year anniversary of the Effective Date but before the second (2nd) anniversary of the Effective Date, the Company may request that the Portal release the Escrow Debt Amount (as defined below) to the Company (the "**Capital Call**"). Such a request shall be submitted to both the Portal and the Lender in writing and shall include a detailed explanation of the good faith need and use for such funds. After receiving notice, the Lender has fifteen (15) days to provide an Early Fiat Repayment Notice pursuant to **Section 1(c)** to opt-out of the capital call, otherwise the Lender will be deemed to have consented. The Portal shall release all funds remaining in the Escrow Account, other than the amounts owed to any Lender that has provided a prior Early Fiat Repayment Notice, thirty (30) days after the Portal receives the Company's request (a "**Capital Call Event**").

f. **Dissolution Event**. If a Dissolution Event occurs before repayment obligations under this DPA have been satisfied in full, to the extent permissible by law, Lender shall have a right to its pro rata share of any funds remaining in the Escrow Account and not previously paid to any Lender pursuant the provisions above.

2. *Definitions*

"**Affiliate**" means any person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another party. The term "control", "controlled", or "controlling" means the possession, directly or indirectly, of the power to direct the management and policies of a party, whether through the ownership of voting securities, by contract or otherwise.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) a Change of Control (of the Company or of an Affiliate of the Company which has control of the Company), or (iv) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"**Escrow Account**" means a Federal Deposit Insurance Corporation insured trust account maintained by PrimeTrust LLC, under the supervision of the Portal. The account must be (a) in the Company's name, (b) not subject to any pledges or liens, (c) may not be used to secure any Company financing or other debt, (d) must allow the Portal to review the balance and direct funds as necessary to fulfill the terms of this DPA, (e) and must be opened and maintained in connection with this DPA.

"**Escrow Debt Amount**" means the product of the Escrow Percentage and the Net Debt Amount.

"**Escrow Release Event**" means the earlier of (a) the Company's full payment of the Early Token Repayment Amount or the Token Payment Amount pursuant to **Section 1(b)**, (b) a Capital Call pursuant to **Section 1(e)**, or (c) the second anniversary of the issuance of this DPA.

"**Escrow Refund Event**" means the earlier of (a) the Company's decision to repay the DPA pursuant to **Section 1(d)**, (b) every remaining Lender in this Series S-1 offering providing an Early Fiat Repayment Notice within fifteen (15) days or (c) a Dissolution Event pursuant to **Section 1(f)**.

"**Lender Escrow Amount**" means the product of (a) Escrow Debt Amount, and (b) a fraction with (i) a numerator equal to the Debt Amount and (ii) a denominator equal to (a) the Series Debt

Amount less (b) any other Lender's Debt Amount from the Series S-1 Offering previously repaid). For the avoidance of doubt, any payment by the Company to another Lender in the Series S-1 Offering will be considered a full repayment and reduction of said Lender's Debt Amount from the Series Debt Amount.

"**Net Debt Amount**" means the difference between the Series Debt Amount and Qualifying Portal Expenses.

"**Partial Escrow Refund Event**" means the Lender's request for repayment pursuant to **Section 1(c)**. For the avoidance of doubt, should every Lender who participated in the DPA offering request repayment pursuant to **Section 1(c)** within a fifteen (15) day period it shall be considered an Escrow Refund Event.

"**Public Token Offering**" means the opening of the Company or an Affiliate's first public sale of its Tokens to be used on an established decentralized blockchain protocol created by the Company or its affiliates. For the avoidance of doubt, a public sale will be considered one in which the existence of the offering is made public and Tokens can be purchased by some or all segments of the general public (e.g., accredited investors or U.S. residents).

"**Portal**" means OpenDeal Inc., a Delaware corporation and a SEC-registered entity operating as Republic, a FINRA registered Funding Portal, or a successor entity. In the event of the dissolution of OpenDeal Inc., the Company may appoint a successor if said successor is an independent party who agrees to act as a fiduciary for the Lenders in the Series S-1 offering (the "**Successor Portal**").

"**Qualifying Portal Expenses**" means the sum of all of the expenses related to offerings of Debt Payable by Assets Series S-1 through Portal that the Company pays to the Portal (or entities operating the Portal) including commissions payable to the Portal, credit card fees payable in respect of amounts funded through the Portal, escrow agent transaction fees and the repayment of third-party service providers pre-paid by the Portal (and excluding costs incurred by the Company associated with the Series Debt Amount that are not paid to Portal such as legal costs).

3. *Escrow Account*

   Upon the successful issuance of this instrument, the Company shall retain the Escrow Debt Amount in the Escrow Account and grant Portal all rights and privileges necessary to manage said Escrow Account. Portal will not spend, transfer, or use the funds in the Escrow Account for any purpose until the occurrence of the any of the following: (i) an Escrow Release Event, (ii) an Escrow Refund Event, (iii) a Partial Escrow Refund Event, or (iv) a Capital Call Event (each an "**Escrow Event**", and collectively the "**Escrow Events**").

   Upon the occurrence of an Escrow Event, the Company shall provide timely notice to the Portal in the form of an "**Escrow Release Notice**", and within thirty (30) calendar days of the Portal receiving an Escrow Release Notice, the Portal shall transfer the funds in the Escrow Account to each and any party entitled to said funds, in accordance with the following instructions:

(i)   <u>All funds to the Company</u>. In the event of an Escrow Release Event, all funds from the Series Debt Amount remaining in the Escrow Account shall be due to the Company, immediately.

(ii)   <u>Some funds to Lender(s)</u>. In the event of a Partial Escrow Refund Event, the Company will provide copies of the Early Fiat Repayment Notice(s) to the Portal and the Portal will release the Early Fiat Repayment Amount(s) to the relevant Lenders.

(iii)   <u>All remaining funds to Lenders</u>. In the event of an Escrow Refund Event, all funds remaining in the Escrow Account from the Series Debt Amount shall be due to the Lenders pari passu with all other Lenders, based on said Lender's Debt Amount. For the avoidance of doubt, a Lender whose Debt Amount was satisfied by providing an Early Fiat Repayment Notice and receiving an Early Fiat Repayment Amount will not receive funds from this event.

The Company will be solely responsible for any fees associated with the maintenance of the Escrow Account or the transmission of funds – no maintenance or transmission fees due post the Effective Date will be paid out of the Escrow Account or reduce the Escrow Debt Amount.

4. *Company Representations*

a. The Company is a validly existing and in good standing under the laws of the state of New York, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

b. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when debt is to be issued to the Lender, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws or applicable constituent documents; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

c. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension,

forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

d. No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate or equivalent approvals; and (ii) any qualifications or filings under applicable securities laws.

e. Except as required by law, the Company agrees (i) not to treat this DPA as debt for tax purposes or for any non-tax purposes and (ii) not to report any payments, deemed payments, or accrued payment obligations on this DPA as a payment of interest or accrual of "original issue discount" (as defined in Section 1273 of the Internal Revenue Code of 1986, as amended) on any tax return of the Company or any of its Affiliates.

f. NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES MAKES ANY WARRANTY WHATSOEVER WITH RESPECT TO THE TOKENS, INCLUDING ANY (I) WARRANTY OF MERCHANTABILITY; (II) WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; (III) WARRANTY OF TITLE; OR (IV) WARRANTY AGAINST INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF A THIRD PARTY; WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE, OR OTHERWISE. EXCEPT AS EXPRESSLY SET FORTH HEREIN. LENDER ACKNOWLEDGES THAT IT HAS NOT RELIED UPON ANY REPRESENTATION OR WARRANTY MADE BY THE COMPANY OR ANY OF ITS AFFILIATES, OR ANY OTHER PERSON ON BEHALF OF THE COMPANY OR ANY OF ITS AFFILIATES.

5. *Lender Representations*

a. The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

b. The Lender has been advised that this instrument has not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Lender understands that this instrument may not be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

c. The Lender is entering in this instrument not with a view to, or for resale or otherwise redistribute the same.

d. The Lender acknowledges, and is entering into this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

e. The Lender acknowledges that the Lender has received all the information the Lender has requested from the Company and the Lender considers necessary or appropriate for deciding whether to acquire this instrument, and the Lender represents that the Lender has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and to obtain any additional information necessary to verify the accuracy of the information given to the Lender. In deciding to purchase this instrument, the Lender is not relying on the advice or recommendations of the Company or of the Portal and the Lender has made its own independent decision that the purchase of this instrument is suitable and appropriate for the Lender. The Lender understands that no federal or state agency has passed upon the merits or risks in this instrument or made any finding or determination concerning the fairness or advisability of this purchase.

f. The Lender understands and acknowledges that as a DPA Lender, the Lender shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

g. The Lender understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and any assets used to satisfy the debt obligations hereunder.

h. If the Lender is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Lender hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any offer or sale of this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Lender acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument.

i. The Lender understands that this instrument is being offered in a regulation crowdfunding offering with other DPAs, and all participants in the aforementioned offering, together, "Lenders," will have the same rights and obligations.

j. The Lender agrees that except in the case of the Portal's willful misconduct, the Portal shall have no liability to the Lender or any third party for any form of damages (including without limitation, direct, indirect, incidental, special or consequential damages) arising out of or related to the Portal's management of the Escrow Account.

k. The Lender understands and expressly accepts that the Tokens have been created and will be delivered to the Lender at the sole risk of the Lender on an "AS IS" and "UNDER DEVELOPMENT" basis. The Lender understands and expressly accepts that the Lender has not relied on any representations or warranties made by the Company outside of this instrument, including, but not limited to, conversations of any kind, whether through oral or electronic communication, or any white paper. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE LENDER ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE COMPANY, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE TOKENS.

l. The Lender understands that Lender has no right against the Company or any other person or Affiliate except in the event of the Company's breach of this instrument or intentional fraud. THE COMPANY'S AGGREGATE LIABILITY ARISING OUT OF OR RELATED TO THIS INSTRUMENT, WHETHER ARISING OUT OF OR RELATED TO BREACH OF CONTRACT, TORT OR OTHERWISE, SHALL NOT EXCEED THE TOTAL OF THE AMOUNTS PAID TO THE COMPANY PURSUANT TO THIS INSTRUMENT. NEITHER THE COMPANY NOR ITS REPRESENTATIVES SHALL BE LIABLE FOR CONSEQUENTIAL, INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR ENHANCED DAMAGES, LOST PROFITS OR REVENUES OR DIMINUTION IN VALUE, ARISING OUT OF OR RELATING TO ANY BREACH OF THIS INSTRUMENT.

m. The Lender understands that Lender bears sole responsibility for any taxes imposed on the Lender as a result of the matters and transactions the subject of this DPA, and any future acquisition, ownership, use, sale or other disposition of Tokens issued to the Lender pursuant to the terms of this DPA. To the extent permitted by law, the Lender agrees to indemnify, defend and hold the Company or any of its Affiliates, employees or agents (including developers, auditors, contractors or founders) harmless for any claim, liability, assessment or penalty with respect to any taxes (other than any net income taxes of the Company that result from the issuance of Tokens to the Lender) arising or imposed on the Lender's acquisition, use or ownership of Tokens pursuant to this DPA.

6. *Transfer Restrictions*.

The Lender understands and agrees that the Company may place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this DPA (and any Tokens used to repay this DPA), together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or similar constituent documents, as applicable, any other agreement between the Lender and the Company or any agreement between the Lender and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THESECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

7. *Miscellaneous*.

    a. Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Lender.

    b. The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

    c. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

    d. All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

    e. Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, NY. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator

may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

f. The parties agree that any arbitration shall be limited to the dispute between the Company and the Lender individually and this DPA only. To the full extent permitted by law, (i) no arbitration shall be joined with any other; (ii) no dispute between the parties is to be arbitrated on a class-action basis or will utilize class action procedures; and (iii) Lender may not bring any dispute in a purported representative capacity on behalf of the general public or any other persons.

g. Notwithstanding the foregoing, the parties agree that the following disputes are not subject to the above provisions concerning informal negotiations and binding arbitration: (i) any disputes seeking to enforce or protect, or concerning the validity of, any of a party's intellectual property rights; (ii) any dispute related to, or arising from, allegations of theft, piracy, invasion of privacy or unauthorized use; and (iii) any claim for injunctive relief.

h. This instrument is not intended to and shall not be construed to give any third party any interest or rights (including, without limitation, any third-party beneficiary rights) with respect to or in connection with any agreement or provision contained herein or contemplated hereby, except as otherwise expressly provided for in this instrument.

i. This instrument constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes any prior agreement or understandings among them. The rights and obligations of the parties to this instrument will be binding on, and will be of benefit to, each of the parties' successors, assigns, heirs and estates.

j. All notices under this instrument will be sent via email or through the Platform that facilitated the offering of this instrument, notice will be considered effective when sent. The Company may post updates on its website as a courtesy to Lenders, but is not required to, nor will updates posted exclusively on the Company's website be considered effective notice unless each Lender is directed to said website via email or through the platform that facilitated the offering of this instrument. Once a party has provided notice, the other party will have fifteen (15) calendar days to respond if there is an *actionable event* (for example requesting a cash remittance under **Section 1(c)**). It is the Lender's sole responsibility to keep the Company informed of any changes in Lender's email address or any transfers of ownership of this instrument.

k. In no event shall any stockholder, officer, director or employee of the Company be liable for any amounts due or payable pursuant to this instrument.

l. The Company shall not be liable or responsible to the Lender, nor be deemed to have defaulted under or breached this instrument, for any failure or delay in fulfilling or performing any term of this instrument, when and to the extent such failure or delay is caused by or results from acts beyond the affected party's reasonable control, including,

without limitation: (i) acts of God; (ii) flood, fire, earthquake or explosion; (iii) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, or other civil unrest; (iv) laws or (v) action by any Governmental Authority.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

ACCESS NETWORK LABS INC.

By: $issuer_signature
Name: $issuer_name$
Address: 85 Broad Street, Floor 28, New York, NY 1004
Email: mickey@atlas.money

LENDER

By: $investor_signature$
Name:$investor_name$

Lender Wire Information / ACH Information:
Routing number: $routing_number$
Account number: $account_number$



Access Network

(Under)**Banking Decentralized.**

Access

Problem / Background

Over **6 billion** people are **underbanked** with limited financial access.

Crypto Developers lack a mass adoption base



Access Network

 **Access**

A token economy that decentralizes financial access.

Stakeholders	Drive Adoption	Drive Use
Agent (earn in)	Rewarded to grow and share	Exchanging ACX Last Mile PickUps (i.e. ecommerce)
User (earn in)	Rewarded to grow and share	Stake ACX for greater Financial Access to dApps (i.e. free money sending)
Voter	Delegate Voting	Stake to vote for new dApps
Developer	Big user base to build for	Stake to submit dApp for reward



Decentralized Bank = 2 parts
Human Infrastructure & Applications

Decentralized Banking Infrastructure
(Access Underserved Exchange; AUE)

Decentralized Tech Development
(Incentive Pool)



Access Underserved Exchange (AUE) 30%
> Reserved for earn and buy in to underserved

Incentive Pool 30%
> Reserved for rewarding further development on Access Network; Funds release through voting mechanisms

Both mechanisms are given out over 10 years

Access

Growth and Distribution

Earn In/Buy In

➔ refer a client
➔ become a client
➔ refer an agent
➔ become an agent
➔ deposit $50 1st month
➔ rewards for 1 month HODLs (crypto interest)
➔ collect $2,500 1st month
➔ organize meetup
➔ attend meetup

Redemption

➔ Items
  ◆ Smartphone
  ◆ Branded apparel

➔ Experiences
  ◆ Vacation
  ◆ Lunch with a ghana footballer

➔ Community Project
  ◆ Build community project (football field; community center)
➔ **Stake to Access higher free P2P sending limits**

Access

Creating a Parallel ACX Economy:

Earn in vs. Redemption Mechanisms
3 Phases

Phase	Atlas Platform (Earn In)	Platform Growth dependent on...	ACX Market (Redemption)	Token Price determined by...
1	**Atlas Store** > User can earn/redeem ACX	How much Atlas spends on rewards	**Controlled** > earn/redeem ACX from Atlas	Atlas
2	**Venmo** > Free peer-to-peer > ACX merchant rewards > Intro Loan Dapp	(1) x local velocity	**Mixed** > buy/sell local goods & services with ACX	Local market (with major Atlas influence)
3	**Coinbase** > User can take custodianship > Atlas buys/sells ACX from users	(2) x global velocity	**Market** > Participate in global economy > Loans, insurance, ecommerce, other services	Global market (with minor Atlas influence)

Access

Growth over launch plus first year

Ghana/Senegal/Uganda
EOY1:
$5M → 3M users and 30k agents
Token Macro: $90M staked monthly
CPU Micro: $2CPU → $18 (annual, not LTV)





Access

Using ACX to Access demanded services

3 option template for any service, *except Money Sending which will be limited to option 3 only and kept fee-less

Option 1

Users pay the fees out of their e-credit balance

Option 2

User pays ½ the fee if they pay with ACX.

Option 3

You pay 0% if you have a certain amount of ACX in your wallet.

Access

Example of P2P money sending

Users can send e-credit for free, up to $10 a month.
To increase your sending limit you must have 10% of the amount in an ACX balance

For Example:
If ACX is worth $1, and you want to send $20 in e-credit, you must have at least $2 in ACX in order to unlock free sending of $20 in e-credit

Free money sending is crucial to growth and needs to be kept free. By offering a free taste and required ACX commitment to unlock higher amounts, we are keeping the fee free but pushing up demand for ACX.

Mobile money is the only competition in a given market and is highly demanded already. Fees are very expensive and almost double to move money across telco wallets (assuming interoperability is even offered, which is not always the case).

Access

Example of Loan Application

Loan Dapp acts like a Group Kiva (Lender sends ACX to Atlas, Atlas gives out e-credit to borrower).

Management Fees:

-Lenders will have to pay a facilitation fee to access borrowers
-Borrowers will have to pay an application fee to access lenders

Option 1

Users pay the fees out of their e-credit balance

Option 2

User pays ½ the fee if they pay with ACX.

Option 3

You pay 0% if you have a certain amount of ACX in your wallet.

Access

Example of E-Commerce Application

Logistics fees are baked into the displayed price of a good for buyer/seller, and for every transaction we charge a X% facilitation fee.

Option 1

Users pay the fees out of their e-credit balance

Option 2

User pays ½ the fee if they pay with ACX.

Option 3

You pay 0% if you have a certain amount of ACX in your wallet.

Staking ACX in Voting

Recall: Token Holders vote to signal to the network what new tools they want, which unlocks tokens from the Incentive Pool/Master ACX DAO, developers submit proposals to earn the reward and token holders vote on the winning submission, who gets the tokens

User proposals: users will stake tokens until a voting cycle finishes.

Dev Submissions: developers need to stake tokens; the higher the reward they are submitting to win the more they need to stake. At the end of the submission process they get back their staked tokens. In the future, we can add a small application fee stake that is not given back.

Access

Countless Applications

This process could produce countless applications, such as **cheaper money sending** or use of localized DAOs to **create their own schools**, **businesses**, **factories**, and other development needs.







Access



Finally, a self-sustaining ecosystem that empowers participants to define financial access for themselves.

Access

Competition

By implementing an innovative governance model on top of incentivizing a proven acquisition and operation model, Access aims to become the first blockchain solution to truly solve the needs of developing countries.

	- Collaborative Savings & Lending - No advocates on the ground	- Total Financial Inclusion - Over 400 agents in Africa
	- E-Wallet Provider - Not backed by any institution	- Over 20 000 wallets already created for Africans - Partnership with Barclays Africa
	- Online community promoting financial inclusion - Limited by its team's scale	- Successful on-site banking operations - Rewards developers in the ecosystem
	- Hybrid Governance Network - Large token holders can dominate the network	- Innovative Egalitarian Democracy - Every category of user holds the same weight



World-Class Team & Investors

Advisors Link | Team Story Link



Mickey Costa
CEO

Techstars; Boost VC; Serial Entrepreneur; GW Law '12



James Schuler
Chief Technologist

Thiel Fellow; YC SC '12, CTO of Eligible; Serial Entrepreneur



José V. Fernández
Chief Economist

Economist; Banking Exec; 4x Social Entrepreneur; Ex-Diplomat

30+ Employees across 7 countries. Ops in Ghana and Senegal through Atlas Money.



1517
MPs from Thiel Fellowship Founding Team



Tim Draper
Draper Associates



Shawn Byers
MITS Fund



Partech Ventures
Transatlantic Investment Firm



Techstars
Globally Leading Accelerator


Access

Atlas Money



Atlas

P2P branchless banking platform. Agents (Bankers) **pre-purchase digital fiat** and use our app to exchange it with users' feature phones. Users pay a small monthly fee and Atlas shares that with their Agents.

- Ghana and Senegal Ops
- over 400 agents
- over 20,000 users
- 3,000 microloans ($300k) with no defaults
- $2M in deposits.





Atlas Money   6:26

DEPOSIT GHC10.00 with
SAMUEL A.

Main account balance:
GHC640.00.

06:26, 14/01/2018

6:26

Review Transaction

Transaction Details   ?

Client
Alex Kuttey

Account
Main

Type   Amount
Deposit   GHC **20.0**

Final Amo

GHC **20.00**

CONFIRM TRANSA



Access

Atlas

How we digitize fiat and keep it liquid



*we *may* work
with a stablecoin
in the future

Access

Atlas and ACX - Solving Liquidity



Atlas will become the **1st ACX EXCHANGE**,
with Agents doing e-fiat and ACX transaction with users.







**Ideal for Access Network to plug
into on Day 1.**
*eventually make Atlas a DAO on ACX

Atlas Client

Atlas Agent

Access

Why Africa First?

TL;DR

-Raw and more pain-points
-Already use digital money
-GreenField Opportunity to Create Value
-No Legacy systems to compete with
-Earn in economics matter to them

Read the Medium Post by CEO



Access

Near Term Access Development Roadmap







2018   Q2 ——————————————→ **Q3** ————————→ **Q4** ——→

Built Governance Protocol
Built 30k digital community
Finish private sale
Launch Network

Integrate with Atlas
Launch Earn In Incentives
Launch free P2P money sending
Launch User smartphone app

Host Hackathons to get devs
building ahead of time.

Build Loan dApp

Build the Polling Protocol to allow
the network to reward creation of
more dApps, including delegate
voting

Access

Token Distribution

Access is leveraging its token pool to grow the network as fast as possible while ensuring fair distribution among participants.

21% Token Sale

30% Underserved Exchange

30% Incentive Pool

12% Founding Team

4% Advisors

3% Community Rewards



Access Underserved Exchange (AUE)

ACX will be circulated to local users who can earn-in or buy ACX to rapidly grow network adoption and keep governance inclusive.

Token Sale

Distributed during the private sale.

Incentive Pool

Incentive pool will be attributed to developers willing to build solutions voted by the network participants, through the proposed Decision-Making Module, the Polling Protocol.

Access

Use of Proceeds

Access will focus on bringing down barriers to cryptocurrencies adoption in developing countries.

40% Access Community Exchanges

25% Access Development + Hackathons

20% Incentive Pool

10% Gas Fees

3% Marketing and Storytelling

2% Legal Fees



Access Community Exchanges

To facilitate the adoption and exchange of ACX in Africa, Access will partner with new exchanges and help Atlas to grow its agent and user community through earn-in mechanisms.

Incentive Pool

Developers creating solutions for the Access Network will be rewarded with ETH and ACX.

Gas Fees

Access will pay the transaction fees of African users to limit the barriers to adoption.

Access



Access

Contact Mickey Costa at
mickey@acxnetwork.com for more info.

SCRIPT

- [Music Score is solemn and slow]
- Narrator: In a world that doesn't wait
  - Quick footage of busy Accra Market (footage from Felix's motorcycle, quick footage of busy basket weavers, footage of busy NYC)
- Narrator: We make our stand, challenge after challenge
  - Footage of Aida speaking to her community
  - Footage of Joey speaking in a meeting
  - Footage of Felix speaking to clients
- Joey: I devote my work to blockchain because I know it's the key to helping others. It removes the middlemen and empowers communities through trustless technology. But it's so frustrating to not be able to get these innovations physically to those that need it the most! We keep innovating better applications on the blockchain but can never test or deploy them to those that need it most.
  - First half footage of Joey looking out the window / coding / walking
  - Second half footage of Basket weavers / juice pressers / etc (Aida footage showing women working)
- Aida: I am passionate about defending the women in my community. They are strong and talented. I organize our work and help them grow. But most of the time what they need is money to buy raw materials or transport our goods. Money is always in the way to growth.
  - First half footage of Aida speaking to the camera / speaking to her tantine / being a leader
  - Second half, footage of Felix driving through the streets / footage of Atlas office / Footage of Atlas exchanges happening with the phone
- Felix: I work a lot of hours and am always running around, but I love my job, I get to bring banking to my community thanks to Atlas. Atlas brings people a safe place for their savings, and some financial tools to grow their business and get access to loans. But my community needs many more things to grow, to sell, to scale. I wish we could access the right technology. Technology for all of us.
  - First half footage of Felix speaking / felix on motorcycle / felix executing transactions
  - Second half footage of NYC / coding
- [Music score slowly picks up]
- Narrator: In a world full of heroes all we need is access to each other
  - Footage of the faces of Aida/Joey/Felix
- Aida: I represent 3 groups of women in my village. We do basket weaving, juice and cereal pressing, and make clothes as well. We all bank with Atlas to save and get loans to grow our businesses.
  - Footage of Aida speaking / Aida's women working together / Atlas transaction with Aida

- Joey: Having helped build cryptocurrencies already, I'm now most interested in making open applications on top of different currencies. I am an active member of a blockchain meetup in New York called BitDevs. When we get together we discuss new ways blockchain can be applied to solve people's problems.
  - Footage of Joey speaking /
- Felix: I bank over 380 people in my community. I visit most of them every day and take the time to talk with them about their family and business. We talk about the problems they're facing and how I can help them overcome these obstacles.
  - Footage Felix
- Narrator: When people are free to decide their own future, they can access their true potential.
  - On-screen text:
    We want access to
    - e-commerce
    - microinsurance
    - payroll
    - payments
    - identity
    - voting
    - community funding
    - Microloans
- Narrator: Become part of the movement
  - Then slow the text down to say:
    - This is better inclusion
    - This is better democracy
    - This is better collaboration
- [music score splashes into a mystic silence]
- Narrator: This is Access.
  - Text fades in and out: "This is Access"
  - Logo Fades in
  - Text under logo: "People, Empowered."